Exhibit #13.1



















                             AMERICAN BANCORPORATION

                               1997 ANNUAL REPORT

                    AMERICAN BANCORPORATION AND SUBSIDIARIES






FINANCIAL HIGHLIGHTS
(In thousands, except per share)                      1997                1996                1995
                                                  -----------         -----------         --------
STATEMENT OF INCOME:
 Net Income...................................   $      4,509     $      3,666                $
 Basic Earnings Per Share....................            1.44             1.17              0.98
BALANCE SHEET:
 Assets..........................................   $ 484,606         $ 461,632        $ 353,995
 Deposits......................................       355,734           319,811          292,665
 Loans - net...................................       283,407           267,886          246,518
 Stockholders' equity.........................         33,694            30,423           28,012
 Book Value per share.........................          10.77              9.72             8.95

QUARTERLY COMMON STOCK PRICE RANGES AND DIVIDENDS
1997:                                                                       HIGH               LOW               DIVIDENDS
                                                                            ----               ---               ---------
 FOURTH.................................               30 1/2            20 1/2                  $0.125
 THIRD..................................               24 1/2            16 1/8                   0.125
 SECOND.................................               16 3/4            14 1/2                   0.125
 FIRST.................................               15 5/16            12 1/8                   0.125

1996:                                                                       High                Low
                                                                            ----                ---
 Fourth.................................               13 3/8            11 7/8                  $0.125
 Third..................................               12 3/4             9 7/8                   0.125
 Second.................................               12 1/4             9 5/8                  0.10
 First..................................               12 1/2            10 3/4                  0.10


American Bancorporation is traded on the Nasdaq Stock Market under the ticker symbol AMBC.
Per share data, stock prices and dividends have been retroactively restated to reflect a two for one stock split, which became effective October 23, 1997.

CORPORATE PROFILE
American Bancorporation (the "Company"), is a registered Ohio bank holding company headquartered in Wheeling, West Virginia. The Company was organized in 1966. At December 31, 1997, the Company owned one affiliate bank, Wheeling National Bank , which serves its customers through twenty full service offices located in Ohio County, Hancock County and Wetzel County, West Virginia and Belmont County, Harrison County, Guernsey County, Jefferson County and Franklin County, Ohio.

In addition to the banking offices, the Company operates three non-bank subsidiaries: American Mortgages, Inc. which originates and services mortgage loans, American Bancdata Corporation which provides electronic data processing services to the Company and WNB and American Bancservices, Inc., which provides the Company's transfer agent services.

The approximate number of common stockholders of record was 2,775 on January 31, 1998.

CONTENTS
Financial Highlights.............................................See above
Quarterly Stock Price Ranges.....................................See above
Corporate Profile................................................See above
Chairman's Letter................................................1 - 2
Financial Statements.............................................3 - 27
Independent Auditors' Report   ..................................28
Five Year Selected Financial Data................................29
Management's Discussion and Analysis.............................30 - 46


THE CHAIRMAN'S LETTER

        TO OUR SHAREHOLDERS:

        I am pleased to report that 1997 was a year of TREMENDOUS GROWTH AND PROGRESS for your Company. This was reflected in increased earnings, assets and capital, as well as a number of innovative changes for our customers. This calendar year looks just as promising and I am proud to report that as of March, 1998 we have reached a significant milestone. WE NOW HAVE OVER ONE HALF BILLION DOLLARS IN ASSETS.

        In 1997 we achieved a 23% GROWTH IN EARNINGS ($843,000) to $4.5 million ($1.44 basic earnings per share) from $3.7 million ($1.17 basic earnings per share) in 1996. The primary reason for this increase was an approximate $1.2 million increase in net interest income as compared to the prior year. This resulted from a 17.6% increase in average interest earning assets with the average loans outstanding increasing 10.7%.

        As of year end 1997 our TOTAL ASSETS INCREASED 5% to $485 million from $462 million at year end 1996. TOTAL CAPITAL OF THE COMPANY INCREASED 10.8% ($3.3 million) to $33.7 million for a book value of $10.77 per share from $30.4 million and a book value of $9.72 per share at year end 1996.

        These results were achieved for a number of reasons, not the least of which, are our dedicated employees and customers. Your Company is on the LEADING EDGE OF TECHNOLOGY FOR CUSTOMER CONVENIENCE. In 1997 Wheeling National Bank became one of the first banks in the country to offer customers a Windows based "check imaging processing system". Check image processing, which has reached nearly a 100% customer acceptance, is a radical change in how customers receive a return of their checks.

        CHECK IMAGE PROCESSING provides WNB customers with a customized notebook with monthly dividers for sorting and retrieving their check activity. The customer receives laser printed images of their checks each month with up to 18 images on a page. This gives customers convenient access to their checks, while WNB saves on labor, storage and postage. Checks are stored by the bank on a file server for easy research and recovery. These images have the same legal acceptance as the original checks. Eventually this program will facilitate WNB customers daily access to their own records via the internet.

        As you know, in 1996 we completed a MAJOR STRATEGIC COMBINATION of the separate banks of the holding company by merging Columbus National Bank into Wheeling National Bank. This move provided certain economies that your Company is now realizing, but more importantly it is giving us a competitive asset. The Wheeling National Bank name enables us to EMPHASIZE OUR LOCAL AND NEIGHBORHOOD BANKING to our customers with a name that is recognizable as a local financial institution which knows its customers versus the larger and less customer friendly regional and national banks. In fact, WNB's new slogan is: "THE SMALL BANK FOR BIG DREAMS".

        We are sensitive to our customer and community needs. In 1998, following the closure of the Wheeling Wharf parking garage, for the convenience of WNB's customers, the Company increased its downtown parking facilities by over 100 spaces to ENHANCE ACCESS TO ITS MAIN OFFICE and downtown businesses.



        Your Company has made further enhancements already in 1998. WE HAVE DOUBLED OUR LOAN OFFICE FACILITIES IN COLUMBUS, OHIO because our loan demand outgrew our available office space. In January 1998 we INSTALLED 6 ATM MACHINES AT LOCAL CONVENIENT FOOD MART STORES in Ohio and West Virginia and we PLAN TO ADD 4 ADDITIONAL ATM'S in April 1998.

        In 1998 we also have begun offering depositors a NEW VISA DEBIT CARD which enables customers to utilize this Visa card in lieu of writing a check or paying cash. The debit card gives customers easy access to their checking accounts and a record of their financial transactions.

        Over the last eight years your Company's stock has shown impressive gains. Since August 1989, there has been a 200% GROWTH IN DIVIDENDS and two splits of 2 for 1 (March 1994 and October 1997). A shareholder who purchased 100 shares in August 1989 at $25 per share or $2,500 would have experienced a 489% GROWTH IN MARKET VALUE to $12,200 represented by 400 shares as of December 1997. A shareholder who took advantage of the December 1994 rights offering at $15.50 per share and purchased 100 shares for $1,550 would have experienced a 393% GROWTH IN MARKET VALUE to $6,100 represented by 200 shares as of December 1997.

        During this same eight year period the TOTAL MARKET CAPITALIZATION OF YOUR COMPANY HAS GROWN 591% ($81.6 million) from approximately $13.8 million on 553,000 shares at $25 per share in August 1989 to $95.4 million on 3.1 million shares at $30.50 per share in December 1997. While our price per share dropped to $26.00 as of March, 1998, we anticipate it will improve in the near future.

        Our long term corporate strategy has been to EXPAND OUR BANKING NETWORK ALONG THE INTERSTATE 70 CORRIDOR. Currently we have 20 full service branch banking offices in 12 Ohio and 8 West Virginia locations. We plan to expand into neighboring Pennsylvania in 1998.

        The future looks bright and we welcome the challenges we will face. Your management plans to continue doing what it has been doing, namely growing the Company's assets and increasing its earnings on a steady upward curve.

        We deeply appreciate your continued strong support.

        Sincerely,



        Jeremy C. McCamic
        Chairman and  Chief Executive Officer



CONSOLIDATED BALANCE SHEET                    AMERICAN BANCORPORATION AND SUBSIDIARIES
DECEMBER 31, 1997 AND 1996

ASSETS                                                                                   1997                1996
                                                                                 ------------------     -------------
Cash and due from banks...........................................................$   11,027,692      $   11,550,133
Federal funds sold.............................................................        2,414,812          17,870,000
Investment securities available for sale.........................................    169,175,987         143,473,608
Loans
   Commercial, financial and agricultural.......................................      93,318,923          84,608,068
   Real estate mortgage..........................................................    144,179,037         136,488,358
   Installment..................................................................      49,193,091          50,353,407
                                                                                  --------------       -------------
                                                                                     286,691,051         271,449,833
   Less allowance for loan losses..............................................        3,284,338           3,563,774
                                                                                 ---------------      --------------
                                                                                     283,406,713         267,886,059
Premises and equipment - net....................................................      10,070,377           9,730,880
Accrued interest receivable....................................................        2,713,240           2,985,322
Excess of cost over net assets acquired........................................        1,968,940           2,304,416
Other assets...................................................................        3,828,711           5,832,008
                                                                                 ---------------     ---------------
       TOTAL ASSETS...............................................................  $484,606,472        $461,632,426
                                                                                    ============        ============

LIABILITIES
Deposits
   Demand - non-interest bearing.................................................  $  33,512,712        $ 36,744,316
   Demand - interest bearing....................................................      26,893,378          27,568,710
   Savings.......................................................................     92,608,169         101,823,009
   Time - under $100,000..........................................................   157,985,640         126,726,720
   Time - over $100,000.........................................................      44,734,433          26,948,063
                                                                                 ---------------    ----------------
       TOTAL DEPOSITS............................................................    355,734,332         319,810,818
Short-term borrowings............................................................     87,574,152         104,096,043
Accrued interest payable........................................................       1,782,668           1,488,999
Other liabilities...............................................................       4,396,674           4,876,191
Notes payable and other long term debt.........................................        1,424,800             937,681
                                                                                ----------------    ----------------
       TOTAL LIABILITIES.........................................................    450,912,626         431,209,732
Commitments and contingencies

STOCKHOLDERS' EQUITY
    Preferred stock.....................................................                       -                   -
    Common stock without par value, stated value $5 a
     share, authorized 6,500,000 shares, issued and outstanding
     3,129,674 in 1997 and 1996.................................................       7,824,185           7,824,185
    Additional paid-in capital..................................................      10,301,982          10,301,982
    Retained earnings...........................................................      14,965,228          12,021,258
    Unrealized gain on securities available for sale, net......................          602,451             275,269
                                                                                ----------------    ----------------
     TOTAL STOCKHOLDERS' EQUITY.................................................      33,693,846          30,422,694
                                                                                  --------------      --------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.................................... $484,606,472        $461,632,426
                                                                                    ============        ============

<F1>
The accompanying notes are an integral part of these financial statements.

                    AMERICAN BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
Years ended December 31, 1997, 1996 and 1995

                                                                      1997               1996                 1995
                                                                   -----------------  -----------------   ------------
INTEREST INCOME
   Loans............................................................  $24,890,709      $22,500,530       $21,929,265
   Investment securities
     Taxable interest income......................................      9,718,745        6,377,858         3,844,393
     Non-taxable interest income................................           90,386          127,880           144,316
     Dividends...................................................         491,420          461,557           207,773
                                                                   --------------   --------------     -------------
                                                                       10,300,551        6,967,295         4,196,482
   Short-term investments........................................         347,905          417,703           370,332
                                                                   --------------   --------------     -------------
        Total interest income......................................    35,539,165       29,885,528        26,496,079
INTEREST EXPENSE
 Deposits
     Interest bearing demand.....................................         628,799          630,275           618,035
     Savings......................................................      2,686,435        2,783,607         2,872,553
     Time - under $100,000........................................      7,767,168        6,269,821         5,303,309
     Time - over $100,000.........................................      2,101,660        1,247,259         1,003,706
                                                                    -------------    -------------     -------------
                                                                       13,184,062       10,930,962         9,797,603
 Borrowings
   Short-term borrowings..........................................      5,005,959        2,782,434         1,275,187
   Notes payable and other long-term debt.......................           87,634           88,714            97,872
                                                                  ---------------  ---------------    --------------
       Total interest expense......................................    18,277,655       13,802,110        11,170,662
                                                                     ------------     ------------      ------------
   NET INTEREST INCOME.............................................    17,261,510       16,083,418        15,325,417
PROVISION FOR LOAN LOSSES..................................                     -                  -         105,000
                                                             ---------------------------------------   -------------
 Net interest income after provision for loan losses...............   17,261,510        16,083,418        15,220,417
OTHER INCOME
     Service charges on deposit accounts.........................         749,680          864,557           735,514
     Insurance commissions......................................           87,592          106,990           119,017
     Net gains on sale of loans..................................       1,303,363          511,171            93,118
     Net securities gains (losses).............................            34,336            (922)            3,261
     Other income...............................................          750,873          910,302           729,349
                                                                    -------------   --------------     -------------
        Total other income........................................      2,925,844        2,392,098         1,680,259
OTHER EXPENSE
     Salaries and employee benefits...............................      5,910,116        5,589,526         5,318,929
     Occupancy expense............................................      1,261,026        1,137,334         1,048,541
     Furniture and equipment expense..............................      1,128,188        1,117,577         1,067,046
     Other expenses...............................................      4,801,750        4,862,734         4,656,170
                                                                    -------------    -------------      ------------
        Total other expense........................................    13,101,080       12,707,171        12,090,686
                                                                     ------------     ------------       -----------
INCOME BEFORE INCOME TAXES .......................................      7,086,274       5,768,345         4,809,990
PROVISION FOR INCOME TAXES........................................      2,577,467        2,102,367        1,757,823
                                                                    -------------    -------------     ------------
NET INCOME.........................................................  $  4,508,807     $  3,665,978      $ 3,052,167
                                                                     ============     ============      ===========

       Basic Earnings Per Share...............................  $            1.44 $           1.17  $          0.98
                                                                ================= ================  ===============

<F1>
The accompanying notes are an integral part of these financial statements.

                    AMERICAN BANCORPORATION AND SUBSIDIARIES


CONSOLIDATED STATEMENT
OF STOCKHOLDERS' EQUITY
Years ended December 31, 1997, 1996 and 1995




                                                                                             UNREALIZED GAIN
                                                               ADDITIONAL                     ON SECURITIES
                                                  COMMON       PAID-IN        RETAINED       AVAILABLE FOR
                                                  STOCK        CAPITAL        EARNINGS         SALE, NET          TOTAL

Balance at January 1, 1995.................    7,824,185     10,301,982       7,806,852        260,000        26,193,019
 Net Income..........................                  -              -       3,052,167              -         3,052,167
 Dividends ($0.35 per share).........                  -              -      (1,095,386)             -        (1,095,386)
 Change in unrealized gain on
 securities available for sale, net..                  -              -              -        (137,378)         (137,378)
                                     ---------------------------------------------------------------------- -------------
Balance at December 31, 1995...............    7,824,185     10,301,982       9,763,633        122,622        28,012,422
 Net Income..........................                  -              -       3,665,978              -         3,665,978
 Dividends ($0.45 per share).........                  -              -      (1,408,353)             -        (1,408,353)
 Change in unrealized gain on
 securities available for sale, net..                  -              -              -         152,647           152,647
                                     ------------------------------------------------------------------------------------
Balance at December 31, 1996...............    7,824,185     10,301,982      12,021,258        275,269        30,422,694
 Net Income..........................                  -              -       4,508,807              -         4,508,807
 Dividends ($0.50 per share).........                  -              -      (1,564,837)             -        (1,564,837)
 Change in unrealized gain on
  securities available for sale, net.                  -              -              -         327,182           327,182
                                     -------------------------------------------------------------------------------------
Balance at December 31, 1997.................$ 7,824,185    $10,301,982     $14,965,228    $   602,451       $33,693,846
                                             ===========    ===========     ===========    ===========       ===========


<F1>
The accompanying notes are an integral part of these financial statements.

                    AMERICAN BANCORPORATION AND SUBSIDIARIES


CONSOLIDATED  STATEMENT OF CASH FLOWS Years ended  December  31, 1997,  1996 and
1995
  OPERATING ACTIVITIES:

                                                                                1997                1996           1995
                                                                              --------------     -------------     -----------
  Net income............................................................     $   4,508,807   $    3,665,978    $   3,052,167
   Adjustments to reconcile net income to net cash from operating activities:
    Depreciation.......................................................            805,499          658,103           603,798
    Amortization of intangibles........................................            335,476          327,130           315,490
    Net amortization (accretion) of investment securities.............             336,384          250,869           (74,137)
    Provision for loan losses....................................                        -                -           105,000
    Net (gain) loss on sale of investment securities.................              (34,336)            922             (3,261)
    Net gain on sale of loans.......................................            (1,303,363)        (511,171)          (93,118)
  Change in assets and  liabilities  net of effects  from the purchase of branch assets:
    Net (increase) decrease in accrued interest receivable.............            272,082         (917,883)          (47,054)
    Net increase in accrued interest payable..........................             293,669          335,941            21,992
    Net (increase) decrease in other assets.............................         1,632,174       (1,584,158)         (472,525)
    Net increase (decrease) in other liabilities......................            (697,637)       1,044,189           414,762
    Net decrease from other operating activities......................             449,035          255,996           106,740
                                                                              --------------- ----------------   ---------------
          Net cash provided by operating activities.....................         6,597,790        3,525,916         3,929,854
  INVESTING ACTIVITIES:
    Purchase of branch assets, net of cash acquired.............                        -        14,171,001                -
    Investment securities held to maturity:
          Proceeds from maturities and repayments................                        -                -        19,607,659
          Purchases..............................................                        -               -         (8,272,273)
    Investment securities available for sale:
          Proceeds from maturities and repayments.......................        39,638,162       22,998,696         6,692,533
          Proceeds from sales...........................................        54,567,143       16,474,939         8,088,052
          Purchases......................................................     (119,664,429)    (114,944,324)      (12,555,150)
    Net increase in loans...............................................       (14,217,291)     (20,606,716)      (21,401,522)
    Purchase of premises and equipment................................          (1,222,909)      (1,686,300)         (828,810)
                                                                              --------------    ---------------     ---------------
          Net cash used by investing activities.........................       (40,899,324)     (83,592,704)       (8,669,511)
  FINANCING ACTIVITIES:
    Net increase (decrease) in non-interest bearing demand deposits....         (3,231,604)       3,974,744           583,696
    Net decrease in interest bearing demand and savings deposits.......        (9,890,172)      (4,338,517)      (16,462,117)
    Net increase in time deposits........................................       49,045,290      12,360,154         16,202,371
    Net increase (decrease) in short-term borrowings....................      (16,521,891)      76,573,377         14,124,485
    Principal repayment of long-term debt............................             (11,931)         (109,442)      (1,002,433)
    Proceeds from issuance of long-term debt...........................            499,050                -                 -
    Cash dividends paid.................................................       (1,564,837)      (1,330,113)         (978,023)
                                                                              ------------- ---------------   ---------------
          Net cash provided by financing activities.....................        18,323,905      87,130,203         12,467,979
                                                                              -------------  --------------      -------------
  Net Increase (Decrease) in Cash and Cash Equivalents..................      (15,977,629)        7,063,415         7,728,322
  Cash and Cash Equivalents Beginning Balance............................     $ 29,420,133    $  22,356,718      $ 14,628,396
                                                                              ------------    -------------      ------------
  Cash and Cash Equivalents Ending Balance...............................     $ 13,442,504    $  29,420,133      $ 22,356,718
                                                                              ============    =============      ============

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
   BUSINESS ACQUISITIONS:
        Fair value of assets acquired.............................    $                  -    $   1,098,572 $                 -
        Cash received in the acquisition.........................                        -       14,171,001                   -
                                                                       ---------------------    ---------------------------------
        Liabilities assumed.......................................    $                  -     $ 15,269,573 $                 -
                                                                      ====================     ============ ===================
  CASH PAID DURING THE YEAR FOR:
       Interest.............................................................. $ 17,983,986     $ 13,346,426 $      11,148,670
       Income taxes...........................................................$ 2,630,000      $  1,883,000 $       1,331,100
  NON-CASH INVESTING AND FINANCING ACTIVITIES:
       Loan foreclosures and repossessions....................................$   427,339      $    324,539 $         149,810
       Transfer of premises and equipment to other real estate owned..........$    77,913      $    287,774 $                -

<F1>
 The accompanying notes are an integral part of these financial statements.




                              NOTESTO CONSOLIDATED
               AMERICAN BANCORPORATION AND SUBSIDIARIES FINANCIAL
                                   STATEMENTS

DECEMBER 31, 1997, 1996 AND 1995


NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    American Bancorporation (the "Company"), which was organized in 1966, is a registered Ohio bank holding company with its headquarters located in Wheeling, West Virginia. The Company's wholly owned subsidiaries are Wheeling National Bank ("WNB"), American Bancdata Corporation, American Bancservices, Inc. and American Mortgages, Inc. ("AMI"). The Company's subsidiaries primarily engage in commercial banking and mortgage banking. The subsidiary bank branch offices are primarily located in the northern panhandle of West Virginia, and central and eastern Ohio.

The  accounting   and  reporting   policies  of  American   Bancorporation   and
Subsidiaries conform to generally accepted accounting principles and with general practice within the banking industry. The following is a description of the significant policies. PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of American Bancorporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Subsidiaries acquired in purchase transactions are included in the consolidated financial statements from the date of acquisition.

CASH AND CASH EQUIVALENTS
    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

INVESTMENT SECURITIES
    The Company has adopted a methodology for the classification of securities at the time of their purchase as either held to maturity or available for sale. If it is management's intent and the Company has the ability to hold such securities until their maturity, these securities are classified as held to maturity and are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Alternatively, if it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available for sale and are carried at fair value, with net unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable income taxes. Investment securities available for sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk. Gains and losses on sales of securities are recognized using the specific identification method.








NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995

LOANS
    Loans are reported at their principal amounts, net of any deferred origination fees and costs and the allowance for loan losses. Interest on loans is computed primarily on the principal balance outstanding. For loans not primarily secured by real estate or in the process of collection, the Company discontinues the accrual of interest when a loan is 90 days past due or collection of the interest is doubtful. Real estate loans are placed on nonaccrual status when, in management's judgement, collection is in doubt or when foreclosure proceedings are initiated, which is generally 180 days past the due date. Income on discounted loans is principally recognized on the sum-of-the-months digits method, which approximates a level yield. Loan origination and commitment fees, as well as certain direct loan origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans via a method which approximates a level yield.

    The Company grants commercial and industrial loans, commercial and residential mortgages and consumer loans to customers primarily in the northern panhandle of West Virginia, southwestern Pennsylvania and central and eastern Ohio. The Company's loan portfolio can be adversely impacted by downturns in the local economic and real estate markets as well as employment conditions.

    A loan is considered to be impaired, as defined by Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. All of the Company's nonaccrual loans, excluding consumer and single family residential loans, are considered to be impaired loans. Large groups of smaller homogenous loans, such as loans secured by first and second liens on residential properties and other consumer loans, are evaluated collectively for impairment. Under SFAS No. 114, impaired loans subject to the statement are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference. The impairment reserve is established by either an allocation of the reserve for credit losses or by a provision for credit losses, depending on the adequacy of the reserve for credit losses. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or are applied to principal when management believes the ultimate collectibility of principal is in doubt.

ALLOWANCE FOR LOAN LOSSES
    The determination of the balance in the allowance for loan losses is based on an analysis of the portfolio and reflects an amount which, in management's judgement, is adequate to provide for potential losses after giving consideration to the character of the portfolio, current economic conditions, past loss experience and such other factors that deserve current recognition. The regulatory examiners may require the Company to recognize additions to the allowances based upon their judgements about information available to them at the time of their examinations. The provision for loan losses is charged to current operations.




NOTES TO CONSOLIDATED                  AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995

MORTGAGE LOAN SERVICING
On January 1, 1996 the Company adopted SFAS No. 122 "Accounting for Mortgage Servicing

Rights", which requires that a mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans recognize those rights as separate assets by allocating the total costs of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. Purchased mortgage servicing rights are recorded at cost.

    On January 1, 1997 the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 establishes the criteria for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supersedes several accounting standards including SFAS No. 122, "Accounting for Mortgage Servicing Rights." Adoption of this statement was immaterial to the Company's financial position and results of operations.

    The Company measures the impairment of the mortgage servicing rights based on their current fair value. Current fair value is determined through the discounted present value of the estimated future net servicing cashflows using a risk-based discount rate and assumptions based upon market estimates for future servicing revenues and expenses (including prepayment expectations, servicing costs, default rates and interest earnings on escrows). For impairment measurement purposes, servicing rights are stratified by interest rate. If the carrying value of an individual stratum were to exceed its fair value, a valuation allowance would be established. The adoption of SFAS No. 122 resulted in an increase in income and net income of $402,000 and $242,000, respectively, for the year ended December 31, 1996.

PREMISES AND EQUIPMENT
    Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method, distributing the cost of premises over an estimated useful life of twenty to fifty years and the cost of equipment over an estimated useful life of three to fifteen years.

EXCESS OF COST OVER NET ASSETS ACQUIRED
    Excess of cost over net assets acquired include both goodwill and core deposit intangibles. Goodwill is being amortized on a straight-line basis over a period of twelve to thirty years. Core deposit intangibles are being amortized over a period of eight years. Such assets are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

OTHER REAL ESTATE OWNED
    Other real estate owned in connection with loan settlements, including real estate acquired, is stated at the lower of estimated fair value less estimated costs to sell, or the carrying amount of the loan. Decreases in fair value between annual appraisals, net gains or losses on the sale of other real estate owned, and net direct operating expense attributable to these assets are included in other income/other expense. Other real estate owned is included in other assets.



NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995

INCOME TAXES
    Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax laws and rates.

PENSION PLAN
    Pension costs, based on actuarial computations, are charged to expense and funded as required by minimum Internal Revenue Service standards. (See Note R "Pension Plan and Profit Sharing 401(k) Savings Plan").

EARNINGS PER COMMON SHARE
    Effective December 31, 1997, the Company adopted SFAS No. 128 "Earnings per Share". This statement establishes standards for computing and presenting basic and diluted earnings per common share ("EPS"). It supersedes Accounting Principles Board ("APB") Opinion No. 15 that required the presentation of both primary and fully diluted EPS.

    Basic EPS is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the period, without considering any dilutive items. Diluted EPS is computed by dividing net income applicable to common stock by the weighted average number of common shares and common stock equivalents for items that are dilutive, net of shares assumed to be repurchased using the treasury stock method using the average share price for the Company's common stock during the period. Common stock equivalents arise from the assumed conversion of outstanding stock options, warrants and convertible capital notes. At December 31, 1997 the Company had no common stock equivalents. The weighted average number of shares used in the calculation of basic earnings per share was 3,129,674 for 1997, 1996 and 1995.

USE OF ESTIMATES
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates are used when accounting for allowance for loan losses, realization of deferred tax assets, fair values of certain assets and liabilities, determination and carrying value of impaired loans, carrying value of other real estate, carrying value and amortization of intangibles, employee benefit plans and other areas.

RECLASSIFICATIONS
    Certain prior year financial information has been reclassified to conform to the presentation in 1997.

NOTE B-BRANCH ACQUISITIONS

    On February 9, 1996, the Company acquired certain assets and assumed certain liabilities of Bank One, Wheeling-Steubenville, N.A. The Company acquired liabilities totalling $15.3 million, with deposits totalling $15.1 million and purchased the equipment of the St. Clairsville and Flushing, Ohio branch offices of Bank One. The Company paid a $801,000 premium based on core deposits which is being amortized over a period of eight years. NOTES TO CONSOLIDATED AMERICAN BANCORPORATION AND SUBSIDIARIES FINANCIAL STATEMENTS-CONTINUED DECEMBER 31, 1997, 1996 AND 1995



NOTE C-CASH AND DUE FROM BANKS
    The  Company's  banking  subsidiary  is required to maintain  with a Federal
Reserve bank reserve balances based principally on deposits outstanding. Balances maintained are included in cash and due from banks. The required reserves were approximately $150,000 at December 31, 1997 and 1996.



NOTE D-INVESTMENT SECURITIES

SECURITIES AVAILABLE FOR SALE
     The amortized cost and approximate market value of investment securities available for sale at December 31, 1997 and 1996 is summarized as follows:

                                                                                                  1997
                                                                                        GROSS             GROSS
                                                                    AMORTIZED         UNREALIZED       UNREALIZED           MARKET
                                                                      COST              GAINS            LOSSES              VALUE
United States Treasury..........................................$    5,275,484    $     11,990     $     1,686     $    5,285,788
United States Federal agencies..................................    69,328,084         390,638          44,224         69,674,498
United States agency mortgage-backed securities................     86,925,102         340,130         106,619         87,158,613
States and political subdivisions.............................         972,966          78,022               -          1,050,988
Other.......................................................             5,000                 -             -              5,000
                                                               ---------------    --------------     -----------     --------------
   Total Debt Securities........................................   162,506,636         820,780         152,529        163,174,887
Equity securities..............................................      5,799,600         201,500               -          6,001,100
                                                               ---------------    ------------       -----------     --------------
        Total Securities Available for Sale ......................$168,306,236      $1,022,280        $152,529       $169,175,987
                                                                  ============      ==========        ========       ============




                                                                                               1996
                                                                                     GROSS          GROSS
                                                                     AMORTIZED     UNREALIZED     UNREALIZED          MARKET
                                                                       COST          GAINS          LOSSES             VALUE
United States Treasury........................................ $    8,243,186 $            -      $  44,237     $    8,198,949
United States Federal agencies.................................   105,135,857        616,973        423,583        105,329,247
United States agency mortgage-backed securities...............     17,105,590          9,296        144,517         16,970,369
States and political subdivisions............................       1,125,926        109,070             53          1,234,943
Other.....................................................              5,000              -              -              5,000
                                                                --------------     ------------   ---------      -------------
   Total Debt Securities.......................................   131,615,559        735,339        612,390        131,738,508
Equity securities.............................................     11,533,600        201,500              -         11,735,100
                                                                -------------      ------------   ---------      -------------
        Total Securities Available for Sale .................... $143,149,159       $936,839       $612,390       $143,473,608
                                                                 ============       ========       ========       ============




NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995



    Included in equity securities at December 31, 1997 are Federal Home Loan Bank and Federal Reserve Bank stock of $3,700,000 and $279,600, respectively. At December 31, 1996 these stock investments were $9,434,500 and $279,600, respectively.

    The amortized cost and approximate market value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                    AMORTIZED            MARKET
                                                    COST                  VALUE
Due in one year or less....................   $    4,616,092      $    4,627,943
Due after one year through five years......        3,498,059           3,574,596
Due after five years through ten years......      67,965,902          68,341,554
Due after ten years.........................      86,426,583          86,630,794
                                              --------------      --------------
                                                $162,506,636        $163,174,887


      Proceeds from the sale of securities available for sale for the years ended December 31, 1997, 1996 and 1995 were $54,567,143, $16,474,939 and $8,088,052, respectively. Gross realized gains on the sale of securities available for sale were $156,591 in 1997, $41,070 in 1996 and $33,171 in 1995. Gross realized losses on the sale of securities available for sale were $122,255 in 1997, $41,992 in 1996 and $29,910 in 1995.

      At December 31, 1997 the book value of securities pledged to secure public deposits or for other purposes required or permitted by law aggregated $46,781,000.















  NOTES TO CONSOLIDATED                 AMERICAN BANCORPORATION AND SUBSIDIARIES
  FINANCIAL STATEMENTS-CONTINUED
  DECEMBER 31, 1997, 1996 AND 1995

  NOTE E-NONPERFORMING ASSETS
    Nonperforming assets consist of nonaccrual loans, restructured loans, past due loans and other real estate owned. Nonaccrual loans are loans on which interest recognition has been suspended until realized because of doubts as to the borrowers' ability to repay principal or interest. Restructured loans are loans where the terms have been altered to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower. Past due loans are accruing loans which are contractually past due 90 days or more as to interest or principal payments. The following summarizes the nonperforming assets at December 31:

                              1997                1996                1995
                          ---------------    ---------------     ----------
  Nonperforming loans
Nonaccrual..............  $    815,000      $   547,000       $   790,000
90 days past due.......      1,277,000          744,000           609,000
Restructured...........        566,000          672,000           666,000
                           -------------    -------------     -------------
                           $ 2,658,000      $ 1,963,000       $ 2,065,000
Other real estate owned....    236,000          607,000           575,000
                           -------------    -------------     -------------
Total......................$ 2,894,000      $ 2,570,000       $ 2,640,000
                           ===========      ===========       ===========

    There were no commitments to advance additional funds to such borrowers at December 31, 1997. Gross interest income that would have been recorded if nonaccrual loans and restructured loans had been current and in accordance with their original terms approximated $72,000, $49,000 and $85,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Interest recognized on such loans approximated $33,000, $6,000 and $21,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

    Impaired loans totalled $815,000 and $547,000 at December 31, 1997 and 1996, respectively. Impaired loans totalling $642,000 and $341,000 at the end of 1997 and 1996, respectively, had a corresponding specific allowance for credit losses of $115,000 and $148,000. The average balance of impaired loans was $558,000 in 1997 and $691,000 in 1996. Interest income recognized on impaired loans totalled $33,000, $6,000 and $21,000 in 1997, 1996 and 1995, respectively.

NOTE F-RELATED PARTY TRANSACTIONS
     At December 31, 1997, receivables, both direct and indirect, from persons related to the Company and subsidiaries as directors, executive officers or principal shareholders, exclusive of loans to such persons which in the aggregate do not exceed $60,000, approximated $1,220,000. Other changes reflect loans to persons which no longer exceed $60,000. The following is an analysis of the activity with respect to such loans for the year ended December 31, 1997:

Aggregate outstanding balance at January 1, 1997...... .......       $ 1,577,000
 Additions....................................................           141,000
 Retirements..................................................         (447,000)
 Other changes................................................          (51,000)
                                                                   -------------
Aggregate outstanding balance at December 31, 1997............       $ 1,220,000
                                                                     ===========


NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995


NOTE G-ALLOWANCE FOR LOAN LOSSES
    An analysis of the allowance for loan losses follows:

Years ended December 31,              1997                1996         1995
                                  ---------------    -----------    ----------
Balance at beginning of year....... $ 3,563,774   $ 3,853,633     $ 3,736,994
Provision for loan losses...........     -                 -          105,000
Loans charged-off...................  (578,184)      (427,602)       (363,381)
Less recoveries.....................   298,748        137,743         375,020
                                    -----------    ------------    -------------
Net loans (charged-off) recovered...  (279,436)       (289,859)        11,639
                                    -----------    ------------    -------------
Balance at end of year............$ 3,284,338       $ 3,563,774      $ 3,853,633
                                  ===========       ===========      ===========



NOTE H-MORTGAGE LOAN SERVICING
    At December 31, 1997, 1996 and 1995, the Company was servicing approximately 1,700, 1,600 and 1,500 mortgage loans for various investors with aggregate balances of approximately $109,647,000, $92,228,000 and $74,586,000, respectively.

    Originated mortgage servicing rights capitalized during 1997 and 1996 totalled $426,000 and $427,000, respectively. At December 31, 1997 and 1996, the Company had capitalized mortgage servicing rights of $1,095,000 and $816,000, respectively, which related to approximately $107 million and $89 million, respectively, of the aggregate $110 million and $92 million, respectively, in loans serviced. The mortgage servicing rights associated with the remaining $3 million in loans serviced at December 31, 1997 and 1996 are not subject to capitalization because the loans were originated and sold prior to the Company's adoption of SFAS No. 122 on January 1, 1996 (See Note A "Summary of Significant Accounting Policies").

    In connection with these loans serviced for others, the Company held advances by borrowers for taxes and insurance in the amount of $1,550,000, $1,294,000 and $1,311,000 at December 31, 1997, 1996 and 1995, respectively.

    The fair value of the capitalized mortgage servicing rights at December 31, 1997 and 1996 approximated $1,340,000 and $1,042,000, respectively. The fair value of the mortgage servicing rights not subject to capitalization due to the loans being originated or sold prior to the adoption of SFAS No. 122 approximated $28,000 and $42,000 at December 31, 1997 and 1996, respectively. Based on management's estimate of the fair value of the designated strata, no impairment valuation allowance is necessary.

    The Company amortizes the capitalized mortgage servicing rights in proportion to, and over the period of, the estimated net servicing income. The amortization for the years ending December 31, 1997, 1996 and 1995 was $147,000, $101,000 and $80,000, respectively.




NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995


NOTE I-PREMISES AND EQUIPMENT
    A summary of premises and equipment and accumulated depreciation and amortization follows:

December 31,                                         1997                 1996
                                                  --------------      ----------
Premises and Equipment
 Buildings......................................   $  7,117,053      $ 6,412,998
 Equipment......................................      6,255,086        5,753,211
 Leasehold improvements.......................          853,763          830,397
                                                 --------------     ------------
                                                     14,225,902       12,996,606
 Less accumulated depreciation
    and amortization...........................       6,845,736        6,106,753
                                                  -------------     ------------
                                                      7,380,166        6,889,853
 Land.........................................        2,690,211        2,841,027
                                                  -------------     ------------
                                                    $10,070,377      $ 9,730,880
                                                    ===========      ===========


    Depreciation and amortization of premises and equipment charged to expense for the years ended December 31, 1997, 1996 and 1995 was $807,000, $658,000 and $604,000 respectively.

    At December 31, 1997 the Company and certain subsidiaries were obligated under various noncancellable operating leases for premises and equipment. The leases, expiring at various dates to 2005, generally provide options to renew and to purchase at fair value and require payment of taxes, insurance and maintenance costs. Total rental expense for all operating leases for the years ended December 31, 1997, 1996 and 1995 was $715,000, $709,000 and $643,000
respectively. Future minimum payments under operating leases were as follows at December 31, 1997:

                      1998......................................... $   321,000
                      1999........................................      211,000
                      2000........................................      114,000
                      2001.......................................        43,000
                      2002.......................................        35,000
                      After 2002..................................      573,000
                                                                   ------------
                       Total minimum lease payments ................ $1,297,000


NOTE J - DEPOSITS
    At December 31, 1997, the scheduled maturity of time deposits for the years 1998 through 2002 and thereafter are as follows: $132,141,000, $49,472,000,
$14,497,000, $4,897,000 and $1,713,000, respectively.

NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995

NOTE K-NOTE PAYABLE, SHORT TERM AND LONG TERM BORROWINGS

SHORT TERM BORROWINGS
    The following summarizes the short term borrowings at December 31:

                                                     1997                   1996
                                                 ------------       ------------
Securities sold under repurchase agreements....$   7,912,220      $    2,609,535
Treasury tax and loan notes....................... 2,260,236           1,486,508
Warehouse revolving line of credit...............  3,401,696                   -
Federal Home Loan Bank advances.................. 74,000,000         100,000,000
                                                 ------------       ------------
  Total short term borrowings....................$87,574,152        $104,096,043
                                                 ===========        ============

    AMI utilizes a warehouse revolving line of credit with a regional bank for purposes of funding loan originations. Under the terms of this loan, AMI may borrow up to $6,000,000 at any one time at an interest rate of prime (8.50% at December 31, 1997). AMI pledges a security interest in the originated mortgage loans as collateral. AMI uses the proceeds from the sale of the originated mortgage loans in the secondary market to repay the warehouse loan which expires in 1998, subject to extension.

    Securities sold under repurchase agreements are retained by the Company's custodian under written agreements that recognize the customer's interests in the securities. The subsidiary bank has an agreement with its Federal Reserve district bank to be an authorized treasury tax and loan depository.

     WNB is a member of the Federal Home Loan Bank of Pittsburgh (the "FHLB"). Membership in the FHLB makes available short-term and long-term borrowing capacity in the form from collateralized advances. In addition to the
$74,000,000 outstanding at December 31, 1997 from the FHLB, WNB had approximately $109,937,000 of available borrowing capacity in the form of collateralized advances from the FHLB at prevailing interest rates. Included in the available borrowings is a revolving line of credit with a committed amount of $13,705,000 with no current outstandings, which is renewable annually, provided WNB is in compliance with all terms of FHLB credit policies.

    Interest expense on FHLB advances was $4,491,000, $2,606,000 and $1,233,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

    The following table summarizes information regarding the Federal Home Loan Bank advances at December 31:

                                                      1997            1996
                                                 -------------    -----------
Balance, end of year                              $74,000,000    $100,000,000
Weighted average interest rate, end of year              5.76%           5.50%
Average amount outstanding during the year         81,616,301      47,356,557
Weighted average interest rate during the year           5.50%           5.53%
Maximum amount outstanding at any month end       105,000,000     100,000,000




NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES

DECEMBER 31, 1997, 1996 AND 1995

NOTES PAYABLE AND OTHER LONG TERM BORROWINGS
    The following summarizes notes payable and other long term borrowings at December 31:

                                           1997        1996
                                       -----------  ----------
Variable rate note, due December 2002   $1,399,050   $900,000
Capitalized lease obligations               25,750     37,681
                                        ----------   --------
                                        $1,424,800   $937,681
                                        ==========   ========

    The variable rate term note had an interest rate of 8.28% and 8.31% at December 31, 1997 and 1996, respectively.

NOTE L-FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
    In the normal course of business the Company enters into contractual commitments involving financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, commercial letters of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, commercial letters of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

    Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance-sheet risk. A summary of off-balance-sheet financial instruments at December 31, 1997 and 1996 is as follows:

               Financial instruments whose contract amounts represent credit risk:

                                      Contract Amounts
                                    1997           1996
Commitments to extend credit   $37,041,000   $36,106,000
Standby letters of credit             --            --
Commercial letters of credit       852,000       736,000

    Commitments to extend credit, approximately $470,000 at December 31, 1997 and $626,000 at December 31, 1996, of which are dealer floor plan lines, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments, except dealer floor plan lines, are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. A majority of the commitments extended by the Company have either variable interest rates or are revolving credit card commitments which have a fixed interest rate. An adverse movement in market interest rates is not deemed to be a significant risk on the outstanding commitments at December 31, 1997. NOTES TO CONSOLIDATED AMERICAN BANCORPORATION AND SUBSIDIARIES FINANCIAL STATEMENTS-CONTINUED DECEMBER 31, 1997, 1996 AND 1995

    Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Commercial letters of credit are issued by the Company specifically to facilitate trade or commerce. The credit risk involved in issuing letters of credit is essentially the same as that in extending loan facilities to customers.

NOTE M-FAIR VALUE OF FINANCIAL INSTRUMENTS
     SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

SECURITIES AND FEDERAL FUNDS SOLD
    The carrying amounts for federal funds sold approximate fair value as they mature in 90 days or less. The fair value of investment and mortgage-backed securities is based on quotations from an independent investment portfolio accounting service.

LOANS
    Fair values are estimates for portfolios of loans with similar financial characteristics. Loans are segregated by type and include commercial, real estate mortgage and installment loans. Each loan category is further segmented into fixed and adjustable rate terms, for purposes of estimating their fair value.

    The carrying values approximate fair value for variable rate loans which reprice frequently, provided there has been no change in credit quality since origination. Book value also approximates fair value for loans with a relatively short term to maturity, provided there is little or no risk of default before maturity and the disparity between the current rate and market rate is small. Any mark-to-market adjustment for these short-term loans would be insignificant. This estimation methodology is applied to the Company's demand loans, lines of credit and credit card portfolios.

    The fair value of all other performing loans is calculated by discounting scheduled cash flows through the estimated maturity using the rates currently offered for loans of similar remaining maturities. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value reflects market prepayment estimates.

    The fair value of nonperforming loans is calculated by discounting carrying values adjusted for specific reserve allocations through anticipated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.

    The installment loan portfolio includes credit card loans. The fair value estimate of credit card loans is based on the value of existing loans at December 31, 1997 and 1996. This estimate does not include the value that relates to estimated cash flows from new loans generated from existing cardholders over the remaining life of the portfolio.

DEPOSITS AND OTHER LIABILITIES
Under SFAS No. 107, the fair value of deposits with no stated maturity, such as demand and savings accounts, is equal to the amount payable on demand as of December 31, 1997 and 1996. The fair value of time

NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995
deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

BORROWINGS
     The Company's short-term and long-term borrowings are variable rate, thus fair values are based on carrying amounts since these borrowings reprice frequently as market rates change.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
     The Company's off-balance-sheet financial instruments are comprised of commitments to extend credit, 66% of which are lines of credit and credit cards. These commitments to extend credit generally are not sold or traded and estimated fair values are not readily available. The fair value of commitments to extend credit can be estimated by discounting the remaining contractual fees over the term of the commitment using the fees currently charged to enter into similar agreements. Considering the current economic environment and the creditworthiness of the counterparties in the portfolio, the Company believes that such a calculation would not indicate a material calculated fair value.

LIMITATIONS
     Fair value estimates are made at a specific point in time, based on relevant market data and information about each financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.
Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets that are not considered financial assets include property, plant and equipment. The following table represents carrying values and estimated fair values of the Company's financial instruments as of December 31, 1997 and 1996:

                                                          1997                              1996


                                             CARRYING          ESTIMATED        Carrying         Estimated
                                              VALUE             FAIR VALUE       Value            Fair Value

FINANCIAL ASSETS
 Federal Funds Sold.......................$   2,415,000   $     2,415,000     $ 17,870,000    $ 17,870,000
 Investment Securities  available for sale. 169,176,000       169,176,000      143,474,000     143,474,000
 Loans Receivable, net of allowance.........283,407,000       284,864,000      267,886,000     267,710,000
FINANCIAL LIABILITIES
 Fixed Maturity Deposits (1)
   Time Deposits........................... 202,720,000       202,902,000      153,675,000     153,530,000
 Short-term Borrowings.....................  87,574,000        87,574,000      104,096,000     104,096,000
 Long-term Borrowings.....................    1,425,000         1,425,000          938,000         938,000

<F1>
(1) SFAS No. 107 defines the estimated fair value of deposits with no stated maturity, which includes demand deposits, money market and other savings accounts, to be equal to the amount payable on demand. Therefore, the balances of the Company's $153.0 million and $166.1 million of such deposits at December 31, 1997, respectively, are not included in this table.

NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995


NOTE N-STOCKHOLDERS' EQUITY
The Company has authorized 200,000 shares of $100 par value preferred stock issuable in series. No shares of preferred stock were issued or outstanding at December 31, 1997 and 1996.

NOTE O-DIVIDEND RESTRICTIONS
     Dividends declared by the Company may be substantially provided from subsidiary bank dividends. The payment of dividends by bank subsidiaries is subject to various restrictions imposed under banking regulations. For national banks, surplus in an amount equal to capital stock is not available for dividends and prior approval of the Comptroller of the Currency is required if total dividends declared exceed the total (defined) net profits from the beginning of the current year to the date of declaration, combined with the retained net profits of the preceding two years.

NOTE P-INCOME TAXES
        Total income tax provision (benefit) for the three years ended December 31, 1997 was allocated as follows:

                                             1997         1996           1995
                                         -----------  ------------    ---------
Income from operations                    $2,577,467   $2,102,367    $1,757,823
Shareholders' equity for the tax effect
of net unrealized gain (loss) on
securities available for sale                225,560       80,090       (38,349)
                                          ----------   ----------   -----------
                                          $2,803,027   $2,182,457    $1,719,474
                                          ==========   ==========   ===========


         The composition of the provision for income taxes from operations for the three years ended December 31, 1997 follows:

                                           1997         1996         1995
                                     ----------   ----------   ----------
Federal Income Taxes
$1,216,425                           $2,260,156                         $
Deferred                                 38,551       67,382      301,680
                                     ----------   ----------   ----------
Provision for federal income taxes    2,298,707    1,844,386    1,518,105
State                                   278,760      257,981      239,718
                                     ----------   ----------   ----------
Provision for income taxes           $2,577,467   $2,102,367   $1,757,823
                                     ==========   ==========   ==========











NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995


  The following is a reconciliation of federal income tax expense to the amount computed at the statutory rate:



                                      1997         1996         1995
                                   ----------   ----------   ----------
Pre-tax income at statutory rate   $2,409,334   $1,961,237   $1,635,397

Increase (decrease) resulting from:
Tax exempt income                        (25,487)       (38,784)       (45,476)
Dividends received deduction             (30,940)       (30,940)       (30,940)
Amortization of goodwill and
other intangibles                         40,579         40,586         40,627
State tax provision (net of
federal tax benefit)                     (94,777)       (87,713)       (81,503)
                                     -------------   -----------    -----------
Provision for federal income taxes    $2,298,709     $1,844,386     $1,518,105
                                     ===========    ===========    ===========

    The tax  effects  of  temporary  differences  that give rise to  significant portions of deferred tax assets and liabilities as of December 31, 1997, 1996 and 1995 consist of the following:

                                   1997         1996         1995
                             ----------   ----------   ----------
Deferred tax assets:
Loan loss reserves             $746,960     $764,711     $772,573
Equity securities               236,980      236,980      236,980
Investment securities              --           --         38,349
Pension plan                    199,753      239,369      242,799
Real estate owned                10,597        7,818        6,967
Other                           163,554       40,914         --
                             ----------   ----------   ----------
                              1,357,844    1,289,792    1,297,668
Deferred tax liabilities:
Fixed assets                    252,384      201,467      169,040
Cash basis accounting            22,012       99,623      125,640
Mortgage servicing rights       267,941      134,644         --
Investment securities           267,301       41,741         --
Other                              --           --         43,199
                             ----------   ----------   ----------
                                809,638      477,475      337,879
Net deferred tax asset
before valuation allowance      548,206      812,317      959,789
Valuation allowance             236,980      236,980      236,980
                             ----------   ----------   ----------
Net deferred tax asset         $311,226     $575,337     $722,809
                             ==========   ==========   ==========

    The deferred tax assets recorded under SFAS No. 109 are expected to be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income. The valuation allowance increased in 1995 by $19,890 as a result of the decrease in equity securities market value. Since no net deferred tax benefit was recorded on the initial writedown of the asset, due to its capital nature, no tax expense or benefit was recorded in 1995 on its recovery.


NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995



NOTE Q-OTHER EXPENSES
    Amounts included in other expenses are as follows for the years ended December 31, 1997, 1996 and 1995:

                                   1997         1996         1995
                             ----------   ----------   ----------
Advertising                    $302,031     $398,101     $245,096
Credit card expenses            307,047      320,868      315,340
Data processing                 467,963      362,593      389,533
FDIC assessment                 171,218      428,724      429,066
Postage                         276,092      340,696      312,186
Professional fees               601,638      588,320      640,832
Stationery and supplies         368,439      519,435      380,237
Taxes other than on income      375,516      405,673      356,259
Other (each less than
1% of income)                 1,931,806    1,498,324    1,587,621
                             ----------   ----------   ----------
                             $4,801,750   $4,862,734   $4,656,170
                             ==========   ==========   ==========



NOTE R-PENSION PLAN AND PROFIT SHARING 401(K) SAVINGS PLAN
    Effective January 1, 1989, the Company established the American Bancorporation Pension Plan (the "Plan"). This non-contributory defined benefit plan covers all eligible employees of the Company and its banking and non-banking subsidiaries. Benefits are based on employees' years of service and compensation. The following table sets forth the Plan's funded status as of December 31, 1997 and 1996:


Actuarial present value of accumulated benefits obligation:

                                                                                      1997                1996


     Vested.......................................................................  $  917,286       $ 1,051,701
     Non-vested............................................................                  -                 -
                                                                             -----------------------------------
                                                                                    $  917,286       $ 1,051,701
                                                                                    ==========       ===========

Plan assets at fair value; primarily marketable securities........................  $  744,832      $    802,224
Projected benefit obligation.....................................................      917,286         1,051,701
                                                                                   -----------        ----------
Projected benefit obligation in excess of plan assets............................    (172,454)         (249,477)
Unrecognized net transition asset...........................................                 -                 -
Prior service cost not yet recognized in net periodic pension cost..........                 -                 -
Unrecognized net loss......................................................                  -                 -
                                                                             -----------------------------------
    Accrued pension costs........................................................  $ (172,454)      $  (249,477)
                                                                                   ==========       ===========




NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995


    Net pension costs, for the three years ended December 31, 1997, included the following components:

                                            1997        1996        1995
                                        --------    --------    --------
Service cost - benefits earned during
the period                              $      -    $      -    $      -
Interest cost on projected benefit
obligation                                74,306      65,620      66,253
Actual return on plan assets             (28,443)    (44,141)    (41,162)
Net amortization and deferral            (30,258)    (47,068)    (39,854)
                                        ---------   --------    --------
Net periodic pension cost (benefit)      $15,605    $(25,589)   $(14,763)
                                        ========    ========    ========

    The discount rate used in determining the projected benefit obligation in 1997, 1996 and 1995 was 6.50%, 7.25% and 6.25%, respectively. The expected long-term rate of return on plan assets for each of the years ending in 1997, 1996 and 1995 was 7.00%.

    In 1993, due to the continuation of a claim discussed below, the Company notified the Plan participants that the planned termination of the Plan was rescinded; however, an amendment to freeze all benefit accruals and fully vest all participants in the benefits accrued to them as of December 31, 1992 remains in effect at December 31, 1997 due to an additional claim made against the Plan during 1996.

    A claim was made against the Plan during 1992 by a former employee (the "Claimant"), alleging additional benefits due him under the Plan and litigation between the parties ensued. Prior to the Court's final ruling, all parties agreed as to the method of computing the benefit due the claimant. The Court found that the computation was made pursuant to the pertinent Plan provisions and approved a joint motion by the parties to dismiss the action. As a result, the Plan Administrator disbursed $141,135 to the Claimant during 1995 to settle the claim and approximately $215,000 in 1996 to other affected Plan participants as determined based on the application of the Court's final ruling. No amount of the disbursements were recognized in the 1996 or 1995 statement of operations as the Company recorded a reserve of $500,000 in 1994 to recognize the liability for additional benefits due to Plan participants as determined based on the application of the Court's decision regarding the method of computing benefits to affected Plan participants. Management believes appropriate liabilities have been established to recognize the application of the Court's decision and expects to incur no further expense for this situation.

    An additional claim was made against the Plan during 1996 by former employees alleging further additional benefits due them under the Plan. The Administrator of the Plan denied the claim and the claimants' subsequent appeal and believes the former employees have no further rights to appeal the denial of the claim. The Company does not expect that any additional provision need be made in the consolidated financial statements for this matter.

    The Company sponsors a profit sharing 401(k) savings plan to which eligible employees are permitted to contribute up to fifteen percent of their salary to the plan each year. The plan provides for matching contributions of the Company equal to 50% of employee contributions up to the first 6% of



NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995

compensation. The Company may, at its discretion, make profit sharing contributions to the plan. Plan participants are fully and immediately vested in Company matching contributions and fully vested in Company profit sharing contributions after 5 years of service. Company matching contributions for the years ended December 31, 1997, 1996 and 1995 amounted to $76,000, $68,000 and $67,000, respectively.


NOTE S - REGULATORY CAPITAL REQUIREMENTS
    The Company and WNB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the entities must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The entities' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Tier I and Total  capital are  expressed  as a percentage  of  risk-adjusted assets which include various credit risk-weighted percentages of on-balance sheet exposures. The Leverage capital ratio evaluates capital adequacy on the basis of the ratio of Tier I capital to quarterly average total assets as reported on the Company's regulatory financial statements, net of the loan loss reserve, goodwill and certain other intangibles. To be categorized well-capitalized, the Company's banking subsidiary must maintain minimum Tier I, Total and Leverage capital ratios of 6%, 10% and 5%, respectively. At December 31, 1997, the Company and its subsidiary bank, WNB, exceeded the regulatory minimums and met the regulatory definition of well capitalized.

    The following table summarizes the Company's and WNB's actual consolidated capital amounts and ratios as of December 31, 1997 and 1996.

                                                                         COMPANY                       WNB
                                                       WELL-                      DECEMBER 31,
                                         MINIMUM   CAPITALIZED      1997          1996           1997          1996
                                         -------   -----------   ----------    -----------    ----------    ---------

Tier I Capital....................                                $  31,185    $  27,872      $  31,907     $  26,885
Total Qualifying Capital...........                               $  34,469    $  31,190      $  35,191     $  30,188
Risk-Adjusted Assets...............                                $278,240     $265,159       $276,306      $263,986
  Capital Basis
    Ratios
     Tier I Capital Ratio............      4.00%         6.00%       11.21%       10.51%         11.55%        10.18%
     Total Capital Ratio..............      8.00         10.00        12.39        11.76          12.74         11.44
     Leverage Capital Ratio...........      3.00          5.00         6.53         6.49           6.79          6.32


NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995

NOTE T-PARENT COMPANY CONDENSED FINANCIAL INFORMATION

AMERICAN BANCORPORATION (PARENT COMPANY ONLY)
BALANCE SHEET
December 31, 1997 and 1996                           1997          1996
                                              -----------   -----------
ASSETS
Cash and short-term investments                   $36,534    $1,275,791
Due from subsidiaries                               2,731        70,795
Investment in subsidiaries
Banking                                        34,420,693    29,405,758
Non-banking                                     1,241,776     1,207,863
                                              -----------   -----------
                                               35,662,469    30,613,621
Premises and equipment - net                       12,999        17,205
Other assets                                      298,727       180,220
                                              -----------   -----------
Total Assets                                  $36,013,460   $32,157,632
                                              ===========   ===========
LIABILITIES
Due to subsidiaries                              $369,183      $392,689
Other liabilities                                 551,381       442,249
Notes payable                                   1,399,050       900,000
                                              -----------   -----------
Total Liabilities                               2,319,614     1,734,938
STOCKHOLDERS' EQUITY                           33,693,846    30,422,694
                                              -----------   -----------
Total Liabilities and Stockholders' Equity    $36,013,460   $32,157,632
                                              ===========   ===========


STATEMENT OF INCOME (PARENT  COMPANY)  Years ended  December 31, 1997,  1996 and
1995
                                         1997           1996           1995
                                  -----------    -----------    -----------
INCOME
Dividends from banking
subsidiaries                      $      --       $1,250,000     $2,000,000
Dividends from non-banking
subsidiaries                          100,000        100,000           --
Reimbursement from subsidiaries       355,000        324,000        357,984
Interest income                        16,747         45,464         25,028
Other income                              521            814            443
                                  -----------    -----------    -----------
Total income                          472,268      1,720,278      2,383,455
EXPENSE
Interest expense                       84,842         82,386         96,363
Other expenses                        801,955        690,164        589,176
                                  -----------    -----------    -----------
Total expense                         886,797        772,550        685,539
                                  -----------    -----------    -----------
                                     (414,529)       947,728      1,697,916
Credit for income taxes              (156,442)      (135,797)       (86,863)
                                  -----------    -----------    -----------
                                     (258,087)     1,083,525      1,784,779
Equity in undistributed net
income of subsidiaries              4,766,894      2,582,453      1,267,388
                                  -----------    -----------    -----------
NET INCOME                         $4,508,807     $3,665,978     $3,052,167
                                   ===========    ===========    ===========

NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED

DECEMBER 31, 1997, 1996 AND 1995




STATEMENT OF CASH FLOWS (PARENT COMPANY)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                             1997                 1996             1995

                                                                        ---------------      --------------  ------------
  Operating Activities:
   Net income...........................................................  $ 4,508,807      $ 3,665,978      $ 3,052,167
  Adjustments to reconcile net income to
     net cash from operating activities:
    Depreciation and amortization....................................          50,503            51,455           51,803
    Equity in undistributed net income of subsidiaries................    (4,766,894)       (2,582,453)      (1,267,388)
    Net (increase) decrease in due from subsidiaries.................          68,064          (14,367)           50,827
    Net change in other assets and other liabilities................        (32,881)            60,753           106,762
                                                                     ---------------    --------------     -------------
        Net cash provided (used) by operating activities.............       (172,401)         1,181,366       1,994,171
  Investing Activities:
    Purchase of premises and equipment..............................          (1,069)          (3,949)         (10,439)
    Net change in investment in subsidiaries....................                   -                   -        432,000
                                                                 ------------------- -------------------   -------------
        Net cash provided (used) by investing activities............          (1,069)           (3,949)         421,561
 Financing Activities:
    Cash dividends paid...............................................    (1,564,837)       (1,330,113)        (978,023)
    Net increase (decrease) in notes payable..........................        499,050         (100,000)      (1,000,000)
                                                                        -------------    -------------     ------------
        Net cash applied to financing activities......................    (1,065,787)       (1,430,113)      (1,978,023)
                                                                        ------------      ------------     ------------
  Net increase (decrease) in Cash and Cash Equivalents.................   (1,239,257)         (252,696)         437,709

  Cash and Cash Equivalents Beginning Balance..........................     1,275,791         1,528,487        1,090,778
                                                                         ------------      ------------     ------------
  Cash and Cash Equivalents Ending Balance............................  $      36,534       $ 1,275,791      $ 1,528,487
                                                                        =============       ===========      ===========

Cash paid during the year for:
   Interest...........................................................  $      84,842     $      82,386    $      96,363

<F1>
The Parent Company paid no income taxes during 1997, 1996 or 1995.














NOTES TO CONSOLIDATED                   AMERICAN BANCORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995

NOTE U-SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarters Ended                          (In thousands, except per share)

1997                          MAR 31   JUNE 30  SEPT 30  DEC 31    YEAR
                             ------   ------   ------   ------   -------

Interest income              $8,662   $8,671   $9,007   $9,199   $35,539
Interest expense              4,358    4,374    4,647    4,899    18,278
                             ------   ------   ------   ------   -------
Net interest income           4,304    4,297    4,360    4,300    17,261
Provision for loan losses      --       --       --       --        --
                             -------   ------  -------  -------  -------
Net interest income after
provision for loan losses     4,304    4,297    4,360    4,300    17,261
Other operating income          589      703      770      864     2,926
Other operating expense       3,254    3,273    3,314    3,260    13,101
                             ------   ------   ------   ------   -------
Income before income taxes    1,639    1,727    1,816    1,904     7,086
Provision for income taxes      609      641      651      676     2,577
                             ------   ------   ------   ------   -------
Net income                   $1,030   $1,086   $1,165   $1,228    $4,509
                             ======   ======   ======   ======   =======

Basic earnings per share      $0.33    $0.35    $0.37    $0.39     $1.44


1996
Interest income              $6,875   $7,104   $7,890   $8,016   $29,885
Interest expense              3,018    3,256    3,694    3,834    13,802
                             ------   ------   ------   ------   -------
Net interest income           3,857    3,848    4,196    4,182    16,083
Provision for loan losses      --       --       --       --        --
                             ------   ------   ------   ------   -------
Net interest income after
provision for loan losses     3,857    3,848    4,196    4,182    16,083
Other operating income          499      639      683      571     2,392
Other operating expense       2,982    3,085    3,394    3,246    12,707
                             ------   ------   ------   ------   -------
Income before income taxes    1,374    1,402    1,485    1,507     5,768
Provision for income taxes      503      511      552      536     2,102
                             ------   ------   ------   ------   -------
Net income                     $871     $891     $933     $971    $3,666
                             ======   ======   ======   ======   =======

Basic earnings per share      $0.28    $0.28    $0.30    $0.31     $1.17

KPMG PEAT MARWICK LLP


                  One Mellon Bank Center
                      Pittsburgh, PA 15219




                                               Independent Auditors' Report

To the Board of Directors and Shareholders of American Bancorporation:

We have audited the accompanying consolidated balance sheets of American Bancorporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Bancorporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights", effective January 1, 1996.




Pittsburgh, Pennsylvania
March 26, 1997


|X||X||X||X| Member Firm of
                              Klynveld Peat Marwick Goerdeler


AMERICAN BANCORPORATION AND SUBSIDIARIES
FIVE YEAR SELECTED FINANCIAL DATA



($ in thousands, except per share data)

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED                                        1997           1996        1995         1994         1993
                                                       -----------     ----------   ---------   ---------   ---------
Interest income
 Interest and fees on loans.........................     $ 24,891      $ 22,500    $  21,929    $  14,902    $  14,590
 Interest on securities.............................       10,300         6,967        4,197        4,721        5,513
 Interest on other short-term investments.........            348           418          370          512          467
                                                     ------------   ----------- ------------ ------------ ------------
                                                           35,539        29,885       26,496       20,135       20,570
 Interest expense
 Interest on deposits and borrowed funds...........        18,278        13,802       11,171        7,189        8,009
                                                       ----------     ---------  -----------  -----------  -----------
     Net interest income...........................        17,261        16,083       15,325       12,946       12,561
Provision for loan losses.....................                  -              -         105          215          844
                                                  ---------------  ------------------------- ------------ ------------
     Net interest income
      after provision for loan losses..............        17,261        16,083       15,220       12,731       11,717
Service charges and other income..................          2,926         2,392        1,680        1,062        1,449
Other expenses
 Salaries and employee benefits...................          5,910         5,590        5,319        4,933        4,428
 Other operating expenses.........................          7,191         7,117        6,771        6,282        5,969
                                                      -----------    ----------  -----------  -----------  -----------
                                                           13,101        12,707       12,090       11,215       10,397
                                                       ----------     ---------   ----------   ----------   ----------
Income before income taxes........................          7,086        5,768        4,810        2,578        2,769
 Provision for income taxes.......................          2,577         2,102       1,758          882         999
                                                      -----------    ----------- ---------    ----------   -----------
     Net income ....................................   $    4,509     $   3,666  $    3,052   $    1,696   $    1,770
                                                       ==========     =========  ==========   ==========   ==========
Per common share*:
     Basic earnings per share......................   $      1.44   $     1.17  $      0.98  $      0.56  $      0.59
     Dividends.....................................   $      0.50    $    0.45  $      0.35  $      0.25  $      0.25
Average common shares outstanding (000's).........          3,130         3,130        3,130        3,013        3,013
CONSOLIDATED BALANCE SHEET DATA
Balance at year end
 Total Assets.........................................   $484,606      $461,632     $353,995     $338,116     $276,390
 Earning Assets......................................     458,282       432,793      330,136      314,463      256,967
 Loans...............................................     286,691       271,450      250,372      228,866      150,523
 Deposits............................................     355,734       319,811      292,665      292,341      248,040
 Short-term borrowings..............................       87,574       104,096       27,523       13,398        1,609
 Notes payable and other long-term debt...........          1,425           938        1,047        2,000            -
 Stockholders' equity...............................       33,694        30,423       28,012       26,193       24,158
Average Balances for years ended
 Total Assets........................................     468,163       400,866      348,655      284,845      278,669
 Earning Assets......................................     439,549       373,874      323,750      263,178      257,455
 Loans...............................................     281,738       254,397      243,043      164,405      153,277
 Deposits............................................     337,684       310,746      293,415      252,916      250,504
 Short-term borrowings..............................       90,676        54,644       21,736        3,942        1,948
 Notes payable and other long-term debt............         1,055         1,033        1,091          167            -
 Stockholders' equity...............................       31,866        29,045       27,248       25,188       23,778
CONSOLIDATED FINANCIAL RATIOS (as a Percent)
 Net income to average assets....................           0.96%         0.91%        0.88%        0.60%        0.64%
 Net income to average equity......................         14.15         12.62        11.20         6.73         7.45
 Dividends to net income...........................         34.71         38.42        35.89        44.84        42.55
 Average equity to average assets.................           6.81         7.25          7.82         8.84         8.53
 Average debt to average equity...................           3.31          3.56         4.00         0.66         0.00

<F1>
*(Per share data has been retroactively restated for two for one stock splits which became effective March 16, 1994 and October 23, 1997.)



AVERAGE BALANCES, INCOME AND EXPENSE, YIELDS AND RATES

                                       29



($ in thousands)                                  1997                          1996                             1995
                                       ---------------------------   -----------------------------    ---------------------------
                                        AVERAGE  REVENUE/  YIELD/    Average   Revenue/   Yield/      Average   Revenue/  Yield/
                                        BALANCE   EXPENSE   RATE      Balance  Expense     Rate       Balance   Expense     Rate
                                       --------  --------  -------    -------- --------- ---------   ---------  --------  -------
INTEREST EARNING ASSETS
 Loans
  Commercial.......................... $  91,729  $ 8,560  9.33%       $ 73,366   $ 6,723  9.16%   $  59,497   $ 5,839   9.81%
  Real estate.........................   141,642   11,495   8.12        128,361    10,533   8.21     127,107    10,457    8.23
  Installment-net....................     48,367    4,259   8.81         52,670     4,734   8.99      56,439     5,215    9.24
  Fees..........................               -      577      -              -       510      -           -       418      -
                                        -------- --------              --------- --------           ---------   -------
   Total loans........................   281,738   24,891   8.83        254,397    22,500   8.84     243,043    21,929    9.02
Investment securities
  Taxable.............................   153,658   10,210   6.64        111,530     6,839   6.13      73,644     4,052    5.50
  Tax-exempt........................       1,083       90   8.35          1,903       128   6.72       1,979       145    7.29
                                        -----------------             ---------  --------           ---------  --------
   Total investment securities........   154,741   10,300   6.66        113,433     6,967   6.14      75,623     4,197    5.55
 Other short-term investments.......       3,070      348  11.33          6,044       418   6.91       5,084       370    7.28
                                        -------- --------            ----------  --------        -----------  --------
   Total earning assets...............   439,549   35,539   8.09        373,874    29,885   7.99     323,750    26,496    8.18
Non-interest Earning Assets
 Cash and due from banks.............     11,164                         10,592                       10,823
 Premises and equipment - net........     10,053                          9,091                        8,752
Other assets........................       7,397                          7,309                        5,330
                                      ----------                     ----------                   ----------
                                          28,614                         26,992                       24,905
                                      ----------                     ----------                   ----------
     TOTAL ASSETS...................... $468,163                       $400,866                     $348,655
                                        ========                       ========                     ========
INTEREST BEARING LIABILITIES
  Deposits
   NOW, Savings and MMDA............... $123,879   $  3,315  2.68%     $129,408 $ 3,414  2.64%      $130,741 $  3,491  2.67%
   Time...............................   180,561      9,869  5.47       148,545   7,517  5.06        130,742    6,307   4.82
                                        --------   --------            --------  -------            --------  --------
     Total deposits...................   304,440     13,184  4.33       277,953  10,931   3.93       261,483    9,798   3.75
  Short-term borrowings..............     90,676      5,006  5.52        54,644   2,782   5.09        21,736    1,275   5.87
 Notes payable and
    other long-term debt ...........       1,055         88  8.30         1,033      89   8.59         1,091       98   8.97
                                        ---------  --------           ---------   -------           ---------  ------
   Total interest
    bearing liabilities...............   396,171     18,278  4.62       333,630  13,802   4.14       284,310   11,171   3.93
Non-interest bearing
   Demand non-interest bearing.......     33,244                         32,793                       31,932
   Other liabilities................       6,882                          5,398                        5,165
                                     -----------                    -----------                  -----------
                                          40,126                         38,191                       37,097
 Stockholders' Equity................     31,866                         29,045                       27,248
                                      ----------                     ----------                   ----------
    TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY............. $468,163                       $400,866                     $348,655
                                        ========                       ========                     ========
     Net interest income........                    $17,261                     $16,083                       $15,325
                                                    =======                     =======                       =======

      Interest rate spread......                            3.47%                        3.85%                         4.25%
                                                            ====                         ====                          ====

MARGIN ANALYSIS
 (as a % of Earning Assets)
 Interest income................                            8.09%                        7.99%                         8.18%
 Interest expense...............                             4.16                         3.69                         3.45
                                                             ----                         ----                         ----
 Net interest income............                            3.93%                         4.30%                        4.73%
                                                            ====                          ====                         ====

<F1>
Averages stated are month end average balances. Installment loans are stated net of unearned income. Average loans include nonaccrual loans. Yields do not reflect tax equivalent adjustments.



MANAGEMENT'S DISCUSSION AND             AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
DECEMBER 31, 1997, 1996 AND 1995


INTRODUCTION

    The discussion and analysis, when read in conjunction with the consolidated financial statements and accompanying notes, is designed to provide information relevant to an assessment of financial performance and management's perception of significant events.

    When used in filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward- looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

SUMMARY
    American Bancorporation recognized net income of $4,509,000 or $1.44 basic earnings per share, in 1997, compared to net income of $3,666,000 or $1.17 basic earnings per share, in 1996. The 23.0% increase in net income was primarily the result of increases in net interest income and other income which were partially offset by an increase in other expenses. Net income for the year ended December 31, 1995 totalled $3,052,000 or $0.98 basic earnings per share. Return on average assets and return on average equity were 0.96% and 14.15%, respectively, for the year ended December 31, 1997 compared to 0.91% and 12.62%, respectively, for the year ended December 31, 1996 and 0.88% and 11.20%, respectively for the year ended December 31, 1995.

    Total assets at December 31, 1997 increased to $484,606,000 from $461,632,000 at December 31, 1996, an increase of 5.0%. Deposits increased to $355,734,000 at December 31, 1997 from $319,811,000 at December 31, 1996, an increase of 11.2%. Total stockholders' equity was $33,694,000 at December 31, 1997 which represents a 10.8% increase over total stockholders' equity of $30,423,000 at December 31, 1996.

MANAGEMENT'S DISCUSSION AND             AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
DECEMBER 31, 1997, 1996 AND 1995



                              RESULTS OF OPERATIONS

    The discussion and analysis of the results of operations is focused on the three years ended December 31, 1997 and uses a format of consecutive year comparisons. Volume and rate variances contributing to change in net interest income are analyzed using adjusted month end average balances. Tax equivalency is not imputed in the calculation of yields.


($ in thousands)
 Years ended December 31                                                                              CHANGE
                                              1997          1996       1995           1997 - 1996               1996 - 1995
                                           --------      --------    --------   --------------------      ----------------------
                                                                                  Amount        %             Amount         %
Interest income.......................... $  35,539   $  29,885    $  26,496     $  5,654      18.92%      $   3,389     12.79%
Interest expense........................     18,278      13,802       11,171        4,476       32.43          2,631      23.55
                                         ----------  ----------   ----------    ---------                  ---------
 Net interest income....................     17,261      16,083       15,325         1,178       7.32            758       4.95
Provision for loan losses..........               -            -         105            -          -           (105)   (100.00)
                                          ---------  -----------  -----------  -----------               ----------
 Net interest income after
  provision for loan losses.............     17,261      16,083       15,220         1,178       7.32            863       5.67
Other operating income.................       2,926       2,392        1,680          534       22.32            712      42.36
Other operating expense.................     13,101      12,707       12,090           394       3.10            617       5.10
                                         ----------  ----------   ----------    ----------                ----------
 Income before income taxes............. $    7,086 $    5,768    $    4,810      $  1,318     22.85%      $     958     19.92%
AVERAGE BALANCE
 Earning Assets........................... $439,549    $373,874     $323,750      $65,675      17.57%        $50,124     15.48%
 Interest Bearing Liabilities............   396,171     333,630      284,310       62,541       18.75         49,320      17.35

YIELD/RATE
 Earning Assets......................         8.09%       7.99%        8.18%
 Interest Bearing Liabilities.........         4.62        4.14         3.93
 Interest Rate Spread.................         3.47        3.85         4.25
 Net Interest Margin..................         3.93        4.30         4.73















MANAGEMENT'S DISCUSSION AND             AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION

DECEMBER 31, 1997, 1996 AND 1995


VOLUME AND RATE VARIANCES
                                1997 VS 1996                 1996 vs 1995
                       INCREASE/ (DECREASE) DUE TO   Increase/ (decrease) due to
($ in thousands)         VOLUME   RATE     NET       Volume     Rate        Net
                         ------   -----   -------    -------    -----    -------
INTEREST INCOME
Loans                     $2,416  $ (25)    $2,391    $1,010    $(439)      $571
Investment securities
Taxable                    2,760    611     3,371     2,280      507      2,787
Tax-exempt                   (64)    26       (38)       (6)     (11)       (17)
Other short-term
investments                 (263)   193       (70)       67      (19)        48
                         -------  -----   -------   -------    -----    -------
Total interest income      4,849    805     5,654     3,351       38      3,389

INTEREST EXPENSE
NOW, Savings and MMDA       (147)    49       (98)      (36)     (41)       (77)
Time                       1,714    637     2,351       890      320      1,210
Short-term borrowings      1,972    252     2,224     1,696     (189)     1,507
Long-term debt                 2     (3)       (1)       (5)      (4)        (9)
                         -------  -----   -------   -------    -----    -------
Total interest expense     3,541    935     4,476     2,545       86      2,631
                         -------  -----   -------   -------    -----    -------

Net Interest Income       $1,308  $(130)   $1,178      $806     $(48)      $758
                         =======  =====   =======   =======    =====    =======

  The rate-volume variance has been allocated in proportion to the absolute value attributed to each change.

                          YEAR ENDED DECEMBER 31, 1997
                    COMPARED TO YEAR ENDED DECEMBER 31, 1996

    NET INCOME. Net income for the year ended December 31, 1997 amounted to $4,509,000 or $1.44 basic earnings per share, compared to net income of $3,666,000 or $1.17 basic earnings per share for the year ended December 31, 1996. The increase was the result of increases in net interest income and other income which was partially offset by an increase in other expenses.

    NET INTEREST INCOME. Net interest income represents the amount by which interest income on interest-earning assets, including investment securities and loans, exceeds interest paid on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of interest earning assets and liabilities, combine to effect net interest income.

    Net interest income before provision for loan losses for the year ended December 31, 1997 amounted to $17,261,000, an increase of $1,178,000 or 7.32%, compared to the year ended December 31, 1996. The increase resulted primarily from a $65,675,000 or 17.6% increase in average interest earning assets, which was partially offset by a 37 basis point decrease in the Company's margin.

    Total interest income for the year ended December 31, 1997 amounted to $35,539,000, an increase of $5,654,000 or 18.9%, compared to the year ended December 31, 1996. The increase resulted primarily from the increase in the average interest earning assets and a 10 basis point increase in the average yield on earning assets. Average loans outstanding increased $27,341,000 or 10.7% with average commercial loans increasing $18,363,000 or 25.0% and average real estate loans increased $13,281,000 MANAGEMENT'S DISCUSSION AND AMERICAN BANCORPORATION AND SUBSIDIARIES ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED DECEMBER 31, 1997, 1996 AND 1995 or 10.3%, primarily due to increased demand. Average consumer installment loans decreased $4,303,000 or 8.2%. The average yield on loans decreased from 8.84% in 1996 to 8.83% in 1997. Average investment securities and other short-term investments outstanding increased $38,335,000 or 32.1% and the average yield increased from 6.18% in 1996 to 6.75% in 1997. The increase in investment securities is primarily due to growth strategies utilizing increases in both FHLB advances and time deposits. These strategies leveraged the Company's capital thereby enhancing its return on equity and earnings.

    Total interest expense for the year ended December 31, 1997 amounted to $18,278,000, an increase of $4,476,000 or 32.4%, compared to the year ended December 31, 1996. The increase resulted primarily from a $62,540,000 or 18.7% increase in average interest bearing liabilities and a 48 basis point increase in interest rates paid on such liabilities. Average NOW, money market and savings accounts decreased $5,528,000 or 4.3%. Average time deposits increased $32,016,000 or 21.6%, primarily the result of increased marketing efforts. Average non-interest bearing accounts increased $452,000 or 1.4% and represented 9.8% of average total deposits for the year ended December 31, 1997. Average short-term borrowings increased $36,031,000 or 65.9% due to the Company's leveraging strategy. The average rate paid on short-term borrowings increased from 5.09% in 1996 to 5.52% in 1997.

    PROVISION FOR LOAN LOSSES. There was no loan loss provision for the years ended December 31, 1997 or 1996. Net loans charged-off totalled $279,000 in 1997, compared to net loans charged-off of $290,000 in 1996.

    OTHER INCOME. Other income for the year ended December 31, 1997 amounted to $2,926,000, an increase of $534,000 or 22.3%, compared to the year ended December 31, 1996. Net gains on sale of loans increased $792,000 or 155.0%, the result of increased residential mortgage loans generated for sale to secondary markets by the Company's mortgage banking operations. Net gains on sale of investment securities totalled $34,000 in 1997 compared to net losses on sale of investment securities totalling $1,000 in 1996. Other miscellaneous income decreased by $159,000 or 17.5%.

    OTHER EXPENSE. Total other expense for the year ended December 31, 1997 amounted to $13,101,000, an increase of $394,000 or 3.1%, compared to the year ended December 31, 1996. Salaries and employee benefits increased $321,000, or 5.7%. Occupancy and equipment expense increased $134,000 or 6.0%. Other (miscellaneous) expenses decreased $61,000 or 1.3%. Included in 1996 results was a one-time charge of $245,000 as a result of Federal legislation enacted to recapitalize the Savings Association Insurance Fund ("SAIF"). The one-time assessment applied to approximately $46 million in thrift deposits the Company acquired in recent years. Without the one-time SAIF assessment in 1996, total other expenses increased $639,000 or 5.1% and other (miscellaneous) expense increased $184,000 or 4.0% in 1997. The increase in salaries and employee benefits, occupancy and equipment expense and other (miscellaneous) expense are primarily due to increased costs associated with the mortgage banking operations.




MANAGEMENT'S DISCUSSION AND             AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
DECEMBER 31, 1997, 1996 AND 1995

PROVISION FOR INCOME TAXES. The provision for income taxes for the year ended December 31, 1997 was $2,577,000, compared to $2,102,000 for the year ended 1996. The increase was due to the increase in the Company's pre-tax income.


                          YEAR ENDED DECEMBER 31, 1996
                    COMPARED TO YEAR ENDED DECEMBER 31, 1995

    NET INCOME. Net income for the year ended December 31, 1996 amounted to $3,666,000 or $1.17 basic earnings per share, compared to net income of $3,052,000 or $0.98 basic earnings per share for the year ended December 31, 1995. The increase was the result of increases in net interest income and other income and a decrease in the provision for loan losses which were partially offset by an increase in other expenses.

    NET INTEREST INCOME. Net interest income before provision for loan losses for the year ended December 31, 1996 amounted to $16,083,000, an increase of $758,000 or 4.9%, compared to the year ended December 31, 1995. The increase resulted primarily from a $50,124,000 or 15.5% increase in average interest earning assets, which was partially offset by a 43 basis point decrease in the Company's net interest margin.

    Total interest income for the year ended December 31, 1996 amounted to $29,885,000, an increase of $3,389,000 or 12.8% compared to the year ended December 31, 1995. The increase resulted primarily from the increase in average interest earning assets which was partially offset by a 19 basis point decrease in the average yield on earning assets. Average loans outstanding increased $11,354,000 or 4.7% with average commercial loans increasing $13,869,000 or 23.3% and average real estate loans increased $1,254,000 or 0.9% while average consumer installment loans decreased $3,769,000 or 6.7%. The average yield on loans decreased from 9.02% in 1995 to 8.84% in 1996. Average investment securities and other short-term investments outstanding increased $38,770,000 or 48.0% and the average yield increased from 5.66% in 1995 to 6.18% in 1996. The increase is investment securities is primarily due to growth strategies utilizing increases in both FHLB advances and time deposits. These strategies leveraged the Company's capital thereby enhancing its return on equity and earnings.

    Total interest expense for the year ended December 31, 1996 amounted to $13,802,000, an increase of $2,631,000 or 23.6%, compared to the year ended December 31, 1995. The increase resulted primarily from the 17.3% increase in average interest bearing liabilities and a 21 basis point increase in interest rates paid on such liabilities. Average NOW, money market and savings accounts decreased $1,333,000 or 1.0%. Average time deposits increased $17,803,000 or 13.6%. Average non-interest bearing accounts increased $861,000 or 2.7% and represented 10.6% of average total deposits for the year ended December 31, 1996. Average borrowings increased $32,850,000 or 143.9%, due to the Company's leveraging strategy. The average rate paid on borrowings decreased from 6.02% in 1995 to 5.16% in 1996.




MANAGEMENT'S DISCUSSION AND             AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
DECEMBER 31, 1997, 1996 AND 1995



PROVISION FOR LOAN LOSSES. There was no loan loss provision for the year ended December 31,

1996, compared to $105,000 for the year ended December 31, 1995. Net loans charged-off were $290,000 in 1996, compared to net loans recovered of $12,000 in 1995.

    OTHER INCOME. Other income for the year ended December 31, 1996 amounted to $2,392,000, an increase of $712,000 or 42.4%, compared to the year ended December 31, 1995. Net gains on sale of loans increased $418,000 or 448.9%, primarily as a result of the implementation of SFAS No. 122 in 1996. Net losses on sale of investment securities totalled $1,000 in 1996 compared to net gains on sale of investment securities totalling $3,000 in 1995. Other (miscellaneous) income increased by $181,000 or 24.8%.

    OTHER EXPENSE. Total other expense for the year ended December 31, 1996 amounted to $12,707,000, an increase of $616,000 or 5.1%, compared to the year ended December 31, 1995. Salaries and employee benefits increased $271,000, or 5.1%. Occupancy and equipment expense increased $139,000 or 6.6%. Other (miscellaneous) expenses increased $206,000 or 4.4%, including a one-time charge of $245,000 as a result of Federal legislation enacted to recapitalize the SAIF. The one-time assessment applied to approximately $46 million in thrift deposits the Company acquired in recent years. Without the one-time SAIF assessment, total other expenses were $12,462,000 in 1996, an increase of $371,000 or 3.1%, while other (miscellaneous) expenses were $4,618,000, a decrease of $38,000 or 0.8% compared to 1995.

    PROVISION FOR INCOME TAXES. The provision for income taxes for the year ended December 31, 1996 was $2,102,000, compared to $1,758,000 for the year ended 1995. The increase was due to the increase in the Company's pre-tax income.

MANAGEMENT'S DISCUSSION AND             AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
DECEMBER 31, 1997, 1996 AND 1995

FINANCIAL CONDITION

LOANS
    The Company's primary earning assets are loans, representing 59.2% of the total assets at December 31, 1997. Loans outstanding were $286,691,000 at December 31, 1997, an increase of $15,241,000 or 5.6% between 1996 and 1997. The increase was primarily due to improved demand in the commercial and real estate lending segments of the portfolio. Loans increased $78,343,000 or 52.0% between 1993 and 1994, primarily due to loans acquired through branch acquisitions. At December 31, 1997 there were no concentrations of loans in any particular industry or in a group of related industries exceeding 10% of total loans. The table below sets forth loans by category at December 31, 1993 through 1997.

TYPES OF LOANS
($ in thousands)               1997       1996       1995       1994       1993
                           --------   --------   --------   --------   --------
Commercial                  $92,295    $82,792    $63,082    $51,818    $42,488
Real estate construction      1,024      1,816      1,869      1,112      1,751
Real estate mortgage        144,179    136,488    128,709    119,629     53,417
Installment                  49,193     50,353     56,712     56,307     52,867
                           --------   --------   --------   --------   --------
                           $286,691   $271,449   $250,372   $228,866   $150,523
                           ========   ========   ========   ========   ========

     It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making the loan. The type of collateral will vary and ranges from liquid assets to real estate. Commercial business loans are made based on the financial ability of the borrower to repay the obligation and the appraised value of assets used as collateral. Real estate construction loans are made with loan-to-value ratios generally below 75%. Real estate mortgage loans are made with loan-to-value ratios generally below 80% of the appraised value. The real estate is appraised at the time the loan is originated and is reappraised if the loan is placed on a classified status. All consumer installment loan requests are evaluated to determine the prospective borrowers ability and willingness to repay the obligation and their stability as a borrower. Ability to repay is determined by comparing an applicant's monthly debt payment including the proposed loan payment with net monthly income. The resulting debt service-to-income ratio generally must be below 40%. In addition, for consumer installment loans which require collateral, the Company will make advances up to 90% of the value on certain types of collateral.

     Scheduled maturity of commercial loans and real estate construction loans is indicated as follows at December 31, 1997:

($ in thousands)           ONE YEAR   ONE TO        OVER
                            OR LESS FIVE YEARS   FIVE YEARS   TOTAL
Commercial                 $24,077   $24,438       $43,780   $92,295
Real estate construction       814       210          --       1,024
                           -------   -------   -----------   -------
Total                      $24,891   $24,648       $43,780   $93,319
                           =======   =======   ===========   =======

   For the commercial and real estate construction loans due after one year, $25,935,000 have a predetermined interest rate and $42,493,000 have a floating or adjustable interest rate.


MANAGEMENT'S DISCUSSION AND             AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION

DECEMBER 31, 1997, 1996 AND 1995



ASSET QUALITY
    Total nonperforming loans were $2,658,000 at December 31, 1997, compared to $1,963,000 at December 31, 1996. Nonaccrual loans increased by $268,000 while loans 90 days past due increased $533,000, and restructured loans decreased by $106,000. Of the $236,000 total other real estate owned, $78,000 represents former branch office facilities.

    The following presents loans considered nonperforming:

NONPERFORMING ASSETS
($ in thousands)
                                 1997      1996      1995      1994      1993
                               ------    ------    ------    ------    ------
Nonperforming loans
Nonaccrual                       $815      $547      $790    $1,214    $2,188
90 days past due                1,277       744       609       766       601
Restructured                      566       672       666       610       709
                               ------    ------    ------    ------    ------
Total nonperforming loans      $2,658    $1,963    $2,065    $2,590    $3,498
Other nonperforming assets
Other real estate owned           236       607       575       682       699
                               ------    ------    ------    ------    ------
Total nonperforming assets     $2,894    $2,570    $2,640    $3,272    $4,197
                               ======    ======    ======    ======    ======

Nonperforming loans as a
percent of loans                  0.9%      0.7%      0.8%      1.1%      2.3%
Nonperforming assets
as a percent of total assets      0.6%      0.6%      0.7%      1.0%      1.5%


     The nonaccrual category represents loans on which interest recognition has been suspended until realized because the borrower's ability to repay principal or interest is in doubt. For loans not primarily secured by real estate or in the process of collection, the Company discontinues accrual when a loan is 90 days past due. Real estate loans are placed on nonaccrual status when, in management's judgement, collection is in doubt or when foreclosure proceedings are initiated, which is generally 180 days past the due date. Although nominally performing, nonaccrual treatment may also be accorded on loans when information becomes available which suggests that more than normal risk of default exists. Restructured loans are loans, the terms of which have been altered, to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Past due loans are loans contractually past due 90 days or more and are not on nonaccrual status or restructured.








MANAGEMENT'S DISCUSSION AND            AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995



ALLOWANCE FOR LOAN LOSSES

  The Company's loan loss experience for the five years ended December 31, 1997 is summarized as follows:



SUMMARY OF LOAN LOSS EXPERIENCE
($ in thousands)                                               1997           1996         1995          1994          1993
                                                            --------       --------      ---------     ---------     -------


Balance at beginning of year............................  $    3,564    $    3,854   $    3,737    $    3,544   $      3,681
 Allowance acquired in loan
   purchase........................................                -             -            -           411             -
 Provision for loan losses..........................               -             -          105           215           844
 Loans charged-off
  Commercial.........................................             26            54           63           205           110
  Real estate mortgage................................           111            66           21           141           283
  Installment.........................................           441           308          279           491           941
                                                        ------------  ------------   ----------   -----------   -----------
   Total loans charged-off............................           578           428          363           837         1,334
 Loans recovered
  Commercial..........................................           162             3          101            93            39
  Real estate mortgage................................            16            16          108            25            44
  Installment.........................................           120           119          166           286           270
                                                        ------------  ------------   ----------  ------------  ------------
   Total loans recovered..............................           298           138          375           404           353
                                                        ------------  ------------   ----------  ------------  ------------
    Net loans charged-off (recovered).................           280           290         (12)           433           981
                                                        ------------  ------------  ----------    -----------  ------------
Balance at end of year..................................  $    3,284    $    3,564  $    3,854     $    3,737    $    3,544
                                                          ==========    ==========  ===========   ===========  ============

Loans outstanding end of year.............................  $286,691      $271,450     $250,372      $228,866      $150,523
Average loans for the year ended.........................    281,738       254,397      243,043       164,405       153,277
Ratio of net charge-offs to average loans............          0.10%         0.11%        0.00%         0.26%         0.64%
Ratio of allowance to loans outstanding..............          1.15%         1.31%        1.54%         1.63%         2.35%
Ratio of provision to average loans..................          0.00%         0.00%        0.04%         0.13%         0.55%


    The allowance for loan losses was equal to 1.15% of loans outstanding at year end 1997 and in management's judgment is adequate to absorb potential loan losses. The Company did not make a provision for loan losses during 1997 or 1996 primarily due to the level of the allowance for loan losses, in management's judgment, being adequate to absorb potential loan losses. While management's on-going analysis includes, among other factors, the financial position of particular borrowers, results of internal loan reviews, past due loans and the Company's historical loss experience, future additions to the allowance may be necessary based on changes in economic conditions. In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.


MANAGEMENT'S DISCUSSION AND             AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995

SECURITIES


     The following table summarizes the carrying value and weighted average yield of securities by type and maturity range at December 31, 1997:

                                                           AFTER                 AFTER
                                                          ONE YEAR             FIVE YEARS
                                      WITHIN              BUT WITHIN           BUT WITHIN          AFTER
                                     ONE YEAR             FIVE YEARS           TEN  YEARS        TEN YEARS             TOTAL
                                 AMOUNT   YIELD       AMOUNT    YIELD      MOUNT     YIELD    AMOUNT   YIELD    AMOUNT   YIELD
SECURITIES AVAILABLE FOR SALE

U.S. Treasury Securities........ $3,496  6.08%       $1,789    5.59%   $      -       -%     $    -      -%   $    5,285  5.91%
Federal agency obligations.....   1,112   5.86        1,168    6.52      68,247    6.85      86,307    6.75      156,834   6.79
State and Municipal securities       15   3.74          617    9.99          95    5.97         324    9.00        1,051   9.18
Other.......................          -     -             5    5.50           -       -       6,001    5.85        6,006   5.85
                            -----------           ------------       ------------        ---------             ---------------
   Total Carrying Value..........$4,623  6.02%     $  3,579   6.65%     $68,342   6.85%     $92,632   6.70%     $169,176  6.74%
                                 ======            ========             =======             =======             ========  ====

<F1>
    The after ten year range of Federal agency obligations represents holdings of certificates of participation in pools of residential mortgages. Principal repayment prior to maturity has not been reflected. The after ten year range of other securities includes securities with no stated maturity. Yields do not reflect tax equivalent adjustments.



DEPOSITS
     Summarized  below are average deposit  balances by type for the years ended
December 31, 1997, 1996 and 1995. Also presented is the maturity distribution of time deposits in excess of $100,000 at each year end.


AVERAGE DEPOSITS                                  1997                          1996                        1995
                                   ------------------------------- -----------------------------  ------------------------
($ in thousands)                       AMOUNT      %       RATE       Amount       %       Rate    Amount     %      Rate
                                       --------    -----   -----    --------    ------    ------  --------  ------  -----

Demand noninterest bearing..........  $ 33,244    9.8%       -%    $ 32,793     10.6%       -%    $ 31,932   10.9%     -%
Interest bearing deposits
 NOW Accounts......................     26,648     7.9     2.36       26,615      8.5     2.37      26,409     9.0   2.34
 MMDA and savings accounts..........    97,231    28.8     2.76      102,793     33.1     2.71     104,332    35.6   2.75
 Time ..............................   180,561    53.5     5.47      148,545     47.8     5.06     130,742    44.5   4.82
                                     ---------   -----              --------    -----           ----------   -----
                                       304,440    90.2     4.33      277,953     89.4     3.93     261,483    89.1   3.75
                                     ---------  ------             ---------    -----            ---------   -----
Total................................ $337,684  100.0%    3.90%     $310,746   100.0%    3.52%    $293,415  100.0%  3.34%
                                      ========  =====               ========   =====              ========  =====



MATURITY OF TIME DEPOSITS OVER $100,000      1997      1996      1995
                                          -------   -------   -------
($ in thousands)
Within three months                       $13,753    $8,511    $2,814
Three to six months                         6,447     2,813     5,745
Six months to one year                     11,727     7,656     5,625
After one year                             12,807     7,968     4,053
                                          -------   -------   -------
Total                                     $44,734   $26,948   $18,237
                                          =======   =======   =======



MANAGEMENT'S DISCUSSION AND            AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995


CAPITAL

     Capital resources represent funds obtained externally through issuance of securities and internally through the retention of earnings. Federal regulatory authorities define core ("Tier 1") capital to include common stockholders' equity and non-cumulative perpetual preferred stock, less certain intangible assets. Supplementary ("Tier 2") capital includes core capital, allowance for loan losses, perpetual preferred stock and qualifying notes and debentures. Capital adequacy is determined after consideration of a range of factors including organizational size, asset quality, consistency of earnings, risk diversification, management expertise and internal controls.

     Banking organizations are required to meet capital adequacy guidelines established by federal regulators. The Company and the Bank are subject to a risk-based capital framework and a minimum leverage ratio. Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks will be evaluated in terms of capital adequacy. These guidelines relate to banking company's capital to the risk profile of its assets. Tier 1 capital includes common stockholder's equity and qualifying perpetual preferred stock together with related surpluses and retained earnings. Tier 2 capital may be comprised of limited life preferred stock, qualifying debt instruments, and the reserves for credit losses. Banking regulators have also issued leverage ratio requirements. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted assets. The percentages established are minimums and most banks are required to maintain ratios at levels 100 to 200 basis points above the minimum and under certain circumstances may be required by federal regulators to maintain ratios at higher levels.



    The following table summarizes the Company's and WNB's actual consolidated capital amounts and ratios as of December 31, 1997 and 1996.

                                                                           COMPANY                          WNB
                                                         WELL-                           DECEMBER 31,
                                           MINIMUM   CAPITALIZED      1997          1996             1997          1996
                                          -------   -----------   ----------    -----------       ----------    ------

Tier I Capital....................                                 $  31,185    $  27,872      $  31,907     $  26,885
Total Qualifying Capital...........                                $  34,469    $  31,190      $  35,191     $  30,188
Risk-Adjusted Assets...............                                 $278,240     $265,159       $276,306      $263,986
  Capital Basis
    Ratios
     Tier I Capital Ratio............      4.00%         6.00%        11.21%       10.51%         11.55%        10.18%
     Total Capital Ratio..............      8.00         10.00         12.39        11.76          12.74         11.44
     Leverage Capital Ratio...........      3.00          5.00          6.53         6.49           6.79          6.32



MANAGEMENT'S DISCUSSION AND             AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995


LIQUIDITY
     In banking, liquidity refers to the ability of an institution to procure or generate cash in order to fund operations, satisfy commitments, provide credit to customers and withstand contraction of deposits during varying economic conditions without disruption of service capabilities.

        Liquidity depends upon confidence of customers and financial intermediaries and confidence is engendered by financial strength as demonstrated by profitability, asset quality and capitalization. The primary source of funds are deposits and to a lesser extent, amortization and prepayment of outstanding loans, maturing investment securities and advances from the FHLB of Pittsburgh.

        Core deposits, representing the Company's largest, most stable source of funds, totalled $311,000,000 at December 31, 1997, an increase of $18,137,000 or 6.2% as compared to December 31, 1996. At December 31, 1997 core deposits represented 108.5% of loans, compared to 107.9% at December 31, 1996. Such deposits generally represent a more stable alternative to more volatile money market sources such as short-term borrowings and time deposits over $100,000. The Company has no brokered deposits.

        Cash and cash equivalents (cash and due from banks and Federal funds sold), are the Company's most liquid assets. At December 31, 1997, cash and cash equivalents totalled $13,443,000, a decrease of $15,978,000 or 54.3% from December 31, 1996. Additionally, the Company has secondary sources of liquidity in investment securities available for sale totalling $169,176,000 at December 31, 1997, compared to $143,474,000 at December 31, 1996, as well as maturities and repayments of loans.

    The Company utilizes FHLB advances as a low cost funding source for implementing investment security growth strategies. FHLB advances totalled $74,000,000 at December 31, 1997. Management views FHLB advances as a stable secondary funding source.

    Management believes that the Company's liquidity position is sufficient based on its level of cash, cash equivalents, core deposits and the stability of its other funding.

MANAGEMENT'S DISCUSSION AND             AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995


ASSET/LIABILITY MANAGEMENT (INTEREST RATE SENSITIVITY)
    The objective of asset/liability management is to insulate an institution's rate spread from changes in interest rates and thus enable the institution to maintain satisfactory levels of net interest income in both rising and falling interest rate environments. In order to meet this objective, the Company actively monitors the maturity or repricing relationship between its interest earning assets and interest bearing liabilities and endeavors to control the difference between such assets and liabilities maturing or repricing.

    The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin. Modeling techniques are a more relevant method of measuring interest rate risk than the less sophisticated interest rate sensitivity gap table shown on page 44. Assumptions are made regarding loan prepayments and amortization rates of passbook and NOW account withdrawal rates. Because it is difficult to accurately project the market reaction of depositors and borrowers, the effects of actual changes in interest on these assumptions may differ from simulated results.

    The Company has established the following guidelines for assuming interest rate risk:

    Net interest margin simulation. Given a 200 basis point increase or decrease in interest rates, the estimated net interest margin may not change by more than 10% for a one-year period.

    Market value of equity simulation. The market value of the Company's equity is the net present value of the Company's assets and liabilities. Given a 200 basis point increase or decrease in interest rates, equity may not change by more than 30% of total stockholder equity.

    The following table illustrates the simulated analysis of the impact of a 200 basis point upward or downward movement in interest rates on net interest revenue, return on common stockholders' equity and basic earnings per share. The analysis was prepared assuming that interest-earning assets at December 31, 1997 remain constant. The impact of the rate movements was computed by simulating the effect of an immediate and sustained shift in interest rates over a twelve-month period from the December 31, 1997 levels.

INTEREST RATE SIMULATION SENSITIVITY ANALYSIS
            Movements in interest rates from December 31, 1997 rates

Simulated impact in the next twelve months               Increase       Decrease
                                                          200bp           200bp
                                                       ------------  -----------
           Compared with December 31, 1997:
           Net interest income increase/(decrease)       (5.66)%           4.04%
           Return on average equity increase/(decrease)  (193)bp           138bp
           Basic earnings per share increase/(decrease)  $(0.20)           $0.14






MANAGEMENT'S DISCUSSION AND             AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED

    The difference between rate sensitive assets and rate sensitive liabilities that mature or reprice within a given time period is referred to as the interest rate sensitivity gap. A positive gap exists when rate sensitive assets exceed rate sensitive liabilities. This mismatch generally will enhance earnings in a rising interest rate environment and inhibit earnings when rates decline. Conversely, a negative gap exists when rate sensitive liabilities exceed rate sensitive assets. In this case, a rising interest rate environment generally will inhibit earnings and declining rates generally will enhance earnings. The Company's interest rate sensitivity analysis at December 31, 1997, is presented in the following table. In evaluating the Company's exposure to interest rate risk certain shortcomings inherent in this method of analysis must be considered. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to change in market interest rates. Interest bearing demand deposits and savings deposits are presented as repricing within the earliest period as they are subject to immediate withdrawal and rate change. However, these types of deposits have historically shown relatively stable balances and rates have generally changed in lesser degrees than other interest earning assets and interest bearing liabilities.



        At December 31, 1997, there were no outstanding financial futures, options or interest rate swap agreements.

DECEMBER 31, 1997                                              DAYS                                      TOTAL
                                               -----------------------------------------------------------------------------------
INTEREST RATE SENSITIVITY                                  31         61          91        181   ONE YEAR      OVER
($ in thousands)                         0 TO 30       TO  60      TO 90      TO 180  TO 1 YEAR    OR LESS  ONE YEAR      TOTAL
                                       ----------   ----------  ---------    -------   ------    ---------  --------   ---------

INTEREST EARNING ASSETS
  Loans...............................$   58,605    $  3,605   $   6,078   $  9,513  $  22,181  $  99,982  $  186,709  $ 286,691
  Investment securities.........               -       1,005          -         499      3,124      4,628     164,548    169,176
  Other short-term investments.....        2,415           -          -           -          -      2,415           -      2,415
                                      ------------  ----------  ---------  ---------  ----------  --------  ----------  ----------
   Total interest earning assets.....     61,020       4,610      6,078      10,012     25,305    107,025     351,257    458,282
INTEREST BEARING LIABILITIES
  Deposits
   Interest bearing demand...........     26,893           -          -          -           -     26,893           -     26,893
   Savings deposits..................     92,608           -          -          -           -     92,608           -     92,608
   Time deposits....................      15,065      12,689     10,749     35,114      58,524    132,141      70,579    202,720
  Short-term borrowings..............     62,574      25,000          -          -           -     87,574           -     87,574
  Long-term debt...................        1,399          -           -          -           -      1,399          26      1,425
                                      ------------  ---------  ---------  ---------  ----------   -------    ----------  ----------
Total interest bearing liabilities....   198,539      37,689     10,749     35,114      58,524    340,615      70,605    411,220
 Non Interest Bearing Sources-net               -          -          -          -           -          -      47,062     47,062
                                      ------------  ----------  --------  ----------  ----------  ---------  ----------  ---------
   Total Funding sources...............$ 198,539   $  37,689   $ 10,749   $ 35,114    $ 58,524   $340,615     $117,667   458,282
                                        --------  -----------  ---------  ----------  ----------  --------    --------    ---------

INTEREST SENSITIVITY GAP..............$ (137,519)  $ (33,079)  $ (4,671)  $(25,102)   $(33,219)  $(233,590)    $233,590   $     -
CUMULATIVE INTEREST
       SENSITIVITY GAP................$ (137,519)  $(170,598)  $(175,269) $(200,371)  $(233,590) $(233,590)    $      -   $     -

GAP/INTEREST EARNING ASSETS.......       (30.01)%     (7.22)%     (1.02)%    (5.48)%     (7.25)%   (50.97)%       50.97%        -
CUMULATIVE GAP/INTEREST
        EARNING ASSETS.............      (30.01)     (37.23)     (38.24)    (43.72)     (50.97)    (50.97)           -          -








MANAGEMENT'S DISCUSSION AND            AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995



RECENTLY ISSUED ACCOUNTING STANDARDS
In February 1997, the Financial Accounting Standards Board ("FASB") released SFAS No. 129, "Disclosure of Information about Capital Structure". SFAS No. 129 summarizes previously issued disclosure guidance contained with APB Opinion Nos. 10 and 15 as well as SFAS No. 47. There will be no changes to the Company's disclosures pursuant to the adoption of SFAS No. 129. This statement is effective for financial statements for periods ending after December 15, 1997.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners." The comprehensive income and related cumulative equity impact of comprehensive income items will be required to be disclosed prominently as part of the notes to the financial statements. Only the impact of unrealized gains or losses on securities available for sale is expected to be disclosed as an additional component of the Company's income under the requirements of SFAS No. 130. This statement is effective for fiscal years beginning after December 15, 1997.

    In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued and supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." This statement established standards for reporting information about segments of a business in the footnotes to annual financial statements and also requires selected segment information in interim reports. The statement requires disclosure on a business segment basis, as defined by the Company, to include a description of products and services, interest income and expense, profit or loss as measured by the Company's management in assessing segment performance and geographic information on assets and revenue, if material. This statement is effective January 1, 1998, and need not be applied to interim periods during 1998.

MANAGEMENT'S DISCUSSION AND             AMERICAN BANCORPORATION AND SUBSIDIARIES
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
DECEMBER 31, 1997, 1996 AND 1995


YEAR 2000 COMPLIANCE
    The Company is exposed to potential losses due to business interruption or errors which could result if any of its computer systems are not modified to ensure that dates beginning in January, 2000 are not misinterpreted by the system as January, 1900. This is commonly referred to as the Year 2000 Problem ("Y2K"). A number of computer systems which are affected by Y2K are utilized by the Company to operate its day-to-day business. Most of these systems use software developed by and licensed from third party vendors, some of which have been customized by the Company, while others have been developed internally.

    Management has established a task force to identify all instances where the Company is not currently Y2K compliant, and to ensure that those systems are brought into compliance before the end of 1998. For software licensed from third party vendors, software upgrades will be forthcoming from those vendors and testing has been scheduled for the second quarter of 1998.

    The Company has estimated that direct costs for Y2K compliance will not be material.

    Y2K problems which are inherent in the regional, national and global banking and payments system are expected to be brought into compliance, but are completely beyond the Company's control.

DIRECTORS

Jack O. Cartner, President
    Motrim Inc., Cambridge, OH

Paul W. Donahie, President
    American Bancorporation, Wheeling, WV

Abigail McCamic Feinknopf
    Columbus, OH

Jay T. McCamic, Attorney at Law
    McCamic & McCamic, Wheeling, WV

Jeremy C. McCamic, Attorney at Law
    McCamic & McCamic, Wheeling, WV

Jolyon W. McCamic, Attorney at Law
    McCamic & McCamic, Wheeling, WV




OFFICERS

Jeremy C. McCamic, Chairman & CEO
Jolyon W. McCamic, Vice Chairman/Administration
Paul W. Donahie, President
Brent E. Richmond, Executive Vice President,
                   Secretary/Treasurer and Chief Financial Officer Jeffrey A. Baran, CPA, Assistant Controller
Linda M. Woodfin, Assistant Secretary


Paul W. Donahie, President
    Wheeling National Bank
John J. Rataiczak, President
    American Mortgages, Inc.









CORPORATE INFORMATION

ANNUAL MEETING
    The annual meeting of shareholders will be held in Wheeling, West Virginia at the corporate offices, located at Suite 800, Mull Center, 1025 Main Street. The meeting will convene at 10:00 A.M. (E.D.S.T.) May 20, 1998. All shareholders are invited to attend.

STOCK TRANSFER AGENT
    American Bancservices, Inc.
    1025 Main Street - Suite 800
    Wheeling, WV 26003

STOCK LISTING
    NASDAQ Symbol: "AMBC"
    Shares of American Bancorporation common stock are traded on the Nasdaq Stock Market National List.

PRIMARY MARKET MAKERS
    Legg Mason Wood Walker, Inc.              Herzog, Heine, Geduld, Inc.
    Wheat First Securities, Inc.                      Ferris Baker Watts, Inc.
    F. J. Morrissey & Co., Inc.

FORM 10K
    Stockholders may receive a copy of American Bancorporation's 1997 Annual Report on Form 10K, as filed with the Securities Exchange Commission, upon written request to Treasurer, American Bancorporation, 1025 Main Street, Wheeling, WV 26003.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
    KPMG Peat Marwick LLP
    Pittsburgh, PA

SECURITIES COUNSEL
    Maloney & Knox
    Washington, DC